SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the  nine-month period ended on March 31, 2012 and on March 31, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones Sociedad Anónima

Free translation of the Unaudited
Consolidated Financial Statements
For the nine-month periods
beginning on July 1, 2011 and 2010
and ended March 31, 2012 and 2011

IRSA Inversiones y Representaciones
Sociedad Anónima and subsidiaries

Free translation of the Unaudited Consolidated Financial Statements
For the nine-month periods
beginning on July 1, 2011 and 2010 and
ended March 31, 2012 and 2011

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1° Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of March 31, 2012
Presented in comparative form with the previous fiscal year.
Stated in thousands of pesos
Fiscal year No. 69 beginning July 1st, 2011

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	April 05, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria,Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Corporate Domicile:	Moreno 877, 23rd Floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	63.22% (See Note 24.5. to the Unaudited Basic Financial Statements)

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)
Type of share	Authorized for Public Offer of Shares (*)	In thousands of pesos
		Subscribed and Paid in
Common share, 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2012 and June 30, 2011

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	June 30, 2011		March 31, 2012	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	200,878	168,170	Trade accounts payable (Note 11)	145,364	153,149
Investments (Note 5)	209,368	210,183	Customer advances (Note 12)	229,824	232,863
Accounts receivable, net (Note 6)	272,094	248,998	Short-term debt (Note 13)	522,976	683,813
Other receivables (Note 7)	156,437	155,169	Salaries and social security payable (Note 14)	28,310	35,792
Inventories (Note 8)	184,769	262,660	Taxes payable (Note 15)	135,834	119,053
Total Current Assets	1,023,546	1,045,180	Other liabilities (Note 16)	53,862	79,068
			Subtotal Current Liabilities	1,116,170	1,303,738
			Provisions (Note 17)	8,069	2,019
			Total Current Liabilities	1,124,239	1,305,757

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	16	47
NON-CURRENT ASSETS			Customer advances (Note 12)	109,102	94,244
Accounts receivable, net (Note 6)	23,452	14,300	Long-term debt (Note 13)	2,122,620	1,756,919
Other receivables (Note 7)	197,816	161,331	Taxes payable (Note 15)	287,063	328,692
Inventories (Note 8)	97,560	89,441	Other liabilities (Note 16)	19,498	18,129
Investments (Note 5)	2,198,855	1,946,145	Subtotal Non-Current Liabilities	2,538,299	2,198,031
Fixed assets, net (Note 9)	3,346,228	3,405,851	Provisions (Note 17)	12,929	12,881
Intangible assets, net	48,578	42,362	Total Non-Current Liabilities	2,551,228	2,210,912
Subtotal Non-Current Assets	5,912,489	5,659,430	Total Liabilities	3,675,467	3,516,669
Negative goodwill, net (Note 10)	(362,365)	(389,300)	Minority interest	376,028	316,826
Total Non-Current Assets	5,550,124	5,270,130	SHAREHOLDERS´ EQUITY	2,522,175	2,481,815
Total Assets	6,573,670	6,315,310	Total Liabilities and Shareholders´ Equity	6,573,670	6,315,310

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos, except “earnings per share” (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Revenues	1,078,764	1,013,384
Costs	(382,014)	(401,001)
Gross profit	696,750	612,383
Selling expenses	(70,324)	(84,977)
Administrative expenses	(158,607)	(150,459)
Subtotal	(228,931)	(235,436)
Gain from recognition of inventories at net realizable value	39,408	39,629
Net gain from retained interest in securitized receivables	-	4,707
Operating income (Note 3)	507,227	421,283
Amortization of negative goodwill, net	14,267	856
Financial and holding results generated by assets:
Interest income	18,164	16,865
Foreign exchange gain	50,908	16,991
Other holding results	(5,215)	8,172
Subtotal	63,857	42,028
Financial and holding results generated by liabilities:
Interest expense	(210,722)	(164,972)
Foreign exchange loss	(131,127)	(58,455)
Other financial expenses	(8,806)	(3,820)
Subtotal	(350,655)	(227,247)
Financial results, net (Note 18 a.)	(286,798)	(185,219)
Gain on equity investees	98,809	123,156
Other expenses, net (Note 18 b.)	(12,281)	(8,583)
Income before taxes and minority interest	321,224	351,493
Income tax and Minimum Presumed Income Tax (MPIT)	(90,838)	(72,990)
Minority interest	(13,677)	(55,342)
Net income for the period	216,709	223,161
Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.374	0.386
Diluted net income per share	0.374	0.386

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Unaudited Consolidated Statements of Cash Flows
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
CHANGES IN CASH AND CASH EQUIVALENTS
• Cash and cash equivalents as of the beginning of the year	312,274	151,354
• Cash and cash equivalents as of the end of the period	277,526	404,536
• Net (Decrease) Increase in cash and cash equivalents	(34,748)	253,182
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the period	216,709	223,161
- Adjustments to reconcile net income to cash flows from operating activities:
• Income tax and MPIT	90,838	72,990
• Gain on equity investees	(98,809)	(123,156)
• Amortization of negative goodwill, net	(14,267)	(856)
• Minority interest	13,677	55,342
• Gain from recognition of inventories at net realizable value	(39,408)	(39,629)
• Allowances and provisions	42,513	42,674
• Depreciation and amortization	131,908	118,266
• Accrued interest	149,162	146,540
• Financial results, net	174,319	38,131
• Long-term incentive program reserve (Note 23 to the Unaudited Basic Financial Statements )	2,795	-
• Gain (loss) for fixed assets retired	1,235	(255)
• Net loss from the derecognition of intangible assets	(536)	-
• Gain from Inventory barter transactions	-	(19,332)
• Additions of intangible assets	(2,697)	(2,524)
• Net income from sales of real estate property	(3,686)	-
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in account receivable,net	(23,888)	(86,232)
• Increase in other receivables	(14,263)	(36,613)
• Decrease in inventories	114,600	71,725
• Increase (Decrease) in trade accounts payable	5,192	(3,721)
• Decrease in taxes payable, salaries and social security payable	(142,561)	(92,092)
• Increase in customer advances	6,927	21,851
• Decrease in other liabilities	(17,355)	(53,640)
Net cash provided by operating activities	592,405	332,630
CASH FLOWS FROM INVESTING ACTIVITIES:
• Advance payments for the acquisition of shares	-	(1,473)
• (Increase) decrease in current investments	(74,109)	68,127
• Share-holding increase in equity investees	(155,617)	(790,934)
• Decrease in Minority interest	(2,577)	-
• Acquisition of undeveloped parcels of land	(200)	(159)
• Acquisitions and improvements of fixed assets	(63,877)	(56,468)
• (Outflows) Inflows for the acquisition / sale of subsidiaries, net	(6,644)	45,950
• Collection of dividends	5,819	8,454
• Collection of equity investees credits	119,831	59,845
• Loans granted to related parties, net	(131,348)	(16,348)
Net cash used in investing activities	(308,722)	(683,006)
CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds in short-term and long- term debt	124,644	80,190
• Payments in short-term debt and long-term debt, and mortgages payables	(53,904)	(40,135)
• Loans from related parties, net	(9,702)	-
• Bank overdrafts, net	(268,696)	108,808
• Capital contribution by minority shareholders	52,988	812
• Proceeds from issuance of non-convertible notes, net of expenses	295,035	757,444
• Interest paid	(204,895)	(116,003)
• Dividends paid	(221,077)	(132,045)
• Payments for the acquisition of shares in related companies	(19,879)	(10,399)
• Reimbursement of dividends	6,937	-
• Payment of non convertible notes	(19,882)	(45,114)
Net cash (used in) generated by financing activities:	(318,431)	603,558
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(34,748)	253,182

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.
. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Supplemental cash flow information
Income tax paid	122,352	26,568

Non-cash activities:
• Increase in non-current investments through a decrease in other liabilities	-	16,044
• Increase in non-current investments through a decrease in other receivables	-	36,229
• Increase in minority interest through a decrease in other liabilities	-	20,557
• Decrease in inventories through a decrease in customer advances	-	1,920
• Decrease in inventories through a decrease in trade accounts payable	12,271	-
• Transfer of fixed assets to inventories	10,469	-
• Decrease in other investments through an increase in inventories	-	64,150
• Increase in inventories through a decrease in non-current investments	-	14,541
• Cumulative translation adjustment of investments	28,888	12,146
• Transfer of undeveloped parcels of land to inventories	-	3,030
• Increase in other receivables through an increase in taxes payable	3,043	-
• Decrease in long-term debt through an increase in shareholders´equity	38	-
• Decrease in intangible assets through a decrease in trade accounts payable	1,153	-
• Decrease in other receivables	8,025	-
• Decrease in accounts receivable, net	646	-
• Decrease in non-current investments	16,004	-
• Decrease in trade accounts payable	(7,345)	-
• Decrease in other liabilities	(17,330)	-
• Increase in fixed assets, net through an increase in trade accounts payable	-	432
• Increase in inventories through an increase in customer advances	2,602	-
• Increase in fixed assets, net through a decrease in intangible assets	2,070	-
• Increase in capital through a capitalization (decrease) in other liabilities	1,000	-

Composition of cash and cash equivalents at the period end
Cash and Banks	200,878	183,103
Current investments	209,368	273,361
Subtotal cash and banks and current investments	410,246	456,464
Less: (items not considered cash and cash equivalents)
• Mutual funds	101,552	49,487
• Retained interest in securitized receivables		-
• Stock shares	19,665	1,901
• Mortgage bonds issued by Banco Hipotecario S.A.	483	479
• Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A.	11,006	44
• Other investments	14	17
Cash and cash equivalents	277,526	404,536

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Sale/Acquisition of subsidiaries
- Accounts receivable, net	(1,307)	254,345
- Other receivables	(1,309)	63,780
- Investments	-	91,741
- Fixed assets, net	(11,885)	(92,022)
- Intangible assets, net	(9,427)	-
- Trade accounts payable	1,684	(167,347)
- Customer advances	571	-
- Short-term and long term debt	-	(91,173)
- Salaries and social security payable	49	(10,703)
- Taxes payable	418	(10,067)
- Other liabilities	64	9,568
- Provisions	-	214
Net value of assets deconsolidated/acquired/sold not considered cash and cash equivalents.	(21,142)	48,336
- Impairment and sale of investment	-	(15,326)
- Remaining investment	-	(28,968)
- Minority interest	(1,434)	(30,369)
- Negative goodwill,net	(12,597)	11,143
Net value of assets deconsolidated/acquired/sold	(35,173)	(15,184)
- Seller financing	26,991	53,896
- Cash in advance	1,538	7,238
Collection/Payment of cash from sale/acquisition of subsidiaries	(6,644)	45,950

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning July 1, 2011 and 2010 and ended March 31, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its balance sheets at March 31, 2012 and June 30, 2011, statements of income and cash flows for the nine-months periods ended March 31, 2012 and 2011 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The Unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	March 31, 2012	June 30, 2011	March 31, 2012	June 30, 2011
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	100.00	100.00	100.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	94.87	94.89	94.87	94.89
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A. ("Tyrus")	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Unicity S.A. (1)	100.00	100.00	100.00	100.00
Doneldon S.A. (3)	100.00	-	100.00	-
Sedelor S.A. (3)	100.00	-	100.00	-
Alafox S.A. (3)	100.00	-	100.00	-
Efanur S.A. (3)	100.00	-	100.00	-
Codalis S.A. (3)	100.00	-	100.00	-

(1)	See Note 16.7 to the Unaudited Basic Financial Statements
(2)	See Notes 16.2, 18.2 and 24.3. to the Unaudited Basic Financial Statements
(3)	See Note 16.12 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	March 31, 2012	June 30, 2011	March 31, 2012	June 30, 2011
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A.(“Quality”) (3)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipações ("CYRELA"). (See Note 22 A.1.).
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	The Company has joint control of this company with EFESUL S.A (See Note 16.9. to the Unaudited Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balance items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the nine-month period ended March 31, 2012 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2011 and March 31, 2011 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	Additional information about Tarshop S.A.´s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of March 31, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.  As from the sale, results generated from the remaining investment are disclosed under caption “Gain on equity investees”.

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Statement of Income  and Statement of Cash Flows as of March 31, 2011.

Statements of income	Financial Statements issued as of March 31, 2011 Ps.	Tarshop S.A. as of March 31, 2011 Ps.	Financial Statements assuming the sale as of March 31, 2011 Ps.
Revenues	1,013,384	(53,887)	959,497
Costs	(401,001)	18,032	(382,969)
Gross profit	612,383	(35,855)	576,528
Operating income (Note 3)	421,283	(17,644)	403,639
Gain on equity investees	123,156	17,525	140,681
Net income for the period	223,161	-	223,161

Statements of Cash Flows	Financial Statements issued as of March 31, 2011 Ps.	Tarshop S.A. as of March 31, 2011 Ps.	Financial Statements assuming the sale as of March 31, 2011 Ps.
Cash Flow:
-Provided by operating activities	332,630	22,002	354,632
-(Used in) Provided by investing activities	(683,006)	101	(682,905)
-Provided by (used in) financing activities	603,558	(28,553)	575,005

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 a. to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

• Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.99996%, acts as the leasing agent for APSA bringing together APSA and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has or has not been made (see Note 22.B.11).

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

·Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Equity investees and other non-current investments

The interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3., as of the date of issuance of these unaudited financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decisions and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

Investment in convertible preferred shares and warrants issued by Supertel Hospitality Inc., as explained in Note 22 A.9., has been accounted for at its estimated fair market value.

As regards the acquisition of shares of Nuevo Puerto Santa Fe S.A. and the new acquisition of shares of Arcos del Gourmet S.A., APSA is currently analyzing the current value of the identifiable assets and liabilities so acquired, as per Accounting Standard 21, section 1.3.1.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the intangible assets caption are the following:

• Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Notes 22 B.1. and 24 B.5.), after the opening of the shopping center.

• Trademarks

Trademarks include the expenses and fees related to their registration.

• Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at period / year end.

• Non-compete agreement

These expenses were amortized by the straight-line method in 28 months, starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible asset. (See Note 22 B.3.).

d.	Negative Goodwill, net

Amortizations were calculated through the straight-line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

d.	(Continued)

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the negative goodwill, net” caption of the Statement of Income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period / year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade accounts payable” caption.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

•	Shopping centers

This segment includes the operating results of shopping centers and advertising activities.

•	Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

Includes the results of granting of consumer credits, of credit cards receivables and related securitization programs carried through Tarshop S.A. (see Note 1.c.) and APSAMEDIA S.A. (see Note 22 B.11.).

•	Financial operations and others

This segment primarily includes results related to or generated by security transactions and other non-core activities of the Company. This segment also includes gain/loss in equity inventees of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                  (Continued)

The following information provides the operating results from each business segment:

As of March 31, 2012

	Development and Sale of properties	Office and other Rental Properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial Operations and Others	Total
Revenues	173,901	141,174	629,501	130,020	4,168	-	1,078,764
Costs	(141,332)	(23,168)	(132,100)	(83,599)	(1,815)	-	(382,014)
Gross profit	32,569	118,006	497,401	46,421	2,353	-	696,750
Selling expenses	(12,568)	(6,848)	(34,916)	(16,374)	382	-	(70,324)
Administrative expenses	(29,557)	(33,180)	(63,121)	(32,480)	(269)	-	(158,607)
Subtotal	(42,125)	(40,028)	(98,037)	(48,854)	113	-	(228,931)
Gain from recognition of inventories at net realizable value	39,408	-	-	-	-	-	39,408
Operating result	29,852	77,978	399,364	(2,433)	2,466	-	507,227

Depreciation and amortization (b)	68	18,510	103,431	9,882	17	-	131,908
Acquisition of fixed assets, net and intangible assets, net	-	10,605	48,627	4,645	-	-	63,877
Non-current investments in equity investees	87,344	224,288	-	443,686	41,541	1,001,633	1,798,492

Operating assets	700,602	1,348,698	2,405,296	651,706	15,023	1,001,633	6,122,958
Non-operating assets	27,089	15,571	(130,260)	83,087	44,979	410,246	450,712
Total assets	727,691	1,364,269	2,275,036	734,793	60,002	1,411,879	6,573,670

Operating liabilities	21,435	115,429	466,590	40,842	4,154	-	648,450
Non-operating liabilities	522,613	464,574	1,625,551	236,432	2,271	175,576	3,027,017
Total liabilities	544,048	580,003	2,092,141	277,274	6,425	175,576	3,675,467

(a) Includes offices, commercial and residential premises.
(b) Included in operating result.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

The following information provides the operating results from each business segment:

As of March 31, 2011

	Development and Sale of properties	Office and other Rental Properties (a)	Shopping centers	Hotel operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	188,738	122,632	482,217	154,015	65,782	-	1,013,384
Costs	(145,770)	(22,071)	(119,134)	(91,571)	(22,455)	-	(401,001)
Gross profit	42,968	100,561	363,083	62,444	43,327	-	612,383
Selling expenses	(8,231)	(7,090)	(29,011)	(15,859)	(24,786)	-	(84,977)
Administrative expenses	(31,296)	(33,324)	(48,705)	(30,846)	(6,288)	-	(150,459)
Subtotal	(39,527)	(40,414)	(77,716)	(46,705)	(31,074)	-	(235,436)
Gain from recognition of inventories at net realizable value	39,629	-	-	-	-	-	39,629
Gain from retained interest in securitized receivables	-	-	-	-	4,707	-	4,707
Operating income	43,070	60,147	285,367	15,739	16,960	-	421,283

Depreciation and amortization (b)	154	17,759	88,663	10,790	900	-	118,266
Acquisition of fixed assets, net and intangible assets, net	14	14,820	32,125	6,549	2,960	-	56,468
Non-current investments in equity investees (c)	84,062	207,074	-	277,248	49,459	923,807	1,541,650

Operating assets (c)	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets (c)	40,754	44,846	(175,462)	36,913	22,510	378,353	347,914
Total assets (c)	712,492	1,412,613	2,238,481	516,794	48,708	1,386,222	6,315,310

Operating liabilities (c)	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities (c)	483,151	436,886	1,568,627	198,135	-	194,724	2,881,523
Total liabilities (c)	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(a) Includes offices, commercial and residential premises.
(b) Included in operating income.
(c) Information as of June 30, 2011

(1)	See Note 1.c..

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Cash on hand	4,503	1,768
Bank accounts	196,375	166,402
	200,878	168,170

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Current
Mutual funds	178,200	204,167
Stock shares	19,665	2,912
Mortgage bonds issued by Banco Hipotecario S.A.	483	477
Other investments	14	12
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	11,006	2,615
Total Current	209,368	210,183

Non-current
Banco Hipotecario S.A. (1)	994,849	917,690
Banco de Crédito & Securitización S.A. (Note 16.10. to the Unaudited Basic Financial Statements)	6,784	6,117
Hersha Hospitality Trust (Note 22 A.2.)	290,837	277,248
New Lipstick LLC (Note 22 A.3.)	136,750	115,946
Rigby 183 LLC (Note 22 A.6.)	87,538	91,128
Tarshop S.A. (Note 22 B.3.)	41,541	49,459
Bitania 26 S.A. (Note 22 A.8.)	21,479	-
Supertel Hospitality Inc. (Note 22 A.9.)	131,370	-
TGLT S.A. (Notes 22 B.12. and 16.8. to the Unaudited Basic Financial Statements)	59,031	56,381
Manibil S.A.	28,313	27,681
Advance payments for the acquisition of shares (Note 16.10. to the Unaudited Basic Financial Statements)	277	1,797
Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	-	7,706
Other investments	513	501
Subtotal	1,799,282	1,551,654

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	March 31, 2012	June 30, 2011
Undeveloped parcels of land:
Santa María del Plata	158,750	158,742
Puerto Retiro (2)	54,167	54,370
Caballito plot of land	45,814	45,814
Patio Olmos (Note 22 B.4.)	33,475	33,475
Zetol plot of land (Note 22 A.5.)	34,564	31,721
Air Space Coto	16,110	16,110
Air Space Soleil Factory	6,676	6,676
Vista al Muelle plot of land (Note 22 A.5.)	24,386	22,140
Canteras Natal Crespo	5,967	5,779
Pilar	3,408	3,408
Other undeveloped parcels of land	16,256	16,256
Subtotal	399,573	394,491
Total non-current	2,198,855	1,946,145

(1)
As of March 31, 2012 and June 30, 2011, includes Ps. 25,380 and Ps. 21,863, respectively, as goodwill and higher and lesser values and unrealized profits resulting from intergroup transactions. As of March 31, 2012 and June 30, 2011  represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.5 and Ps. 2.36 per share, respectively.

(2)	See Note 21 A.(i).

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:                 ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Leases and services and from the sale of properties receivables	85,918	21,369	97,025	14,300
Checks to be deposited	122,822	-	95,226	-
Consumer financing receivables	12,184	-	70,248	-
Hotel receivables	17,584	-	9,954	-
Related parties (Note 19)	6,525	-	8,767	-
Receivables with collection agents	4,727	-	4,869	-
Pass-through expenses receivables	31,551	-	18,953	-
Debtors under legal procedures	51,768	-	48,954	-
Receivables from the sale of fixed assets	-	-	4,034	-
Notes receivables	8,897	2,083	5,987	-
Credit cards receivables	830	-	497	-
Less:
Allowance for leases, services and from sale of properties receivables and consumer financing receivables	(70,101)	-	(114,946)	-
Allowance for hotel receivables	(611)	-	(570)	-
	272,094	23,452	248,998	14,300

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 19)	31,603	445	42,270	415
Prepaid expenses and services	60,900	3,969	43,632	3,114
Value Added Tax (“VAT”)	33,063	39,961	42,386	49,059
Gross revenue tax	5,149	1,318	6,947	1,067
MPIT	467	98,427	1,824	84,492
Income tax, net	2,179	-	2,373	-
Loans granted, net	12,013	-	644	-
Deferred Income Tax	-	56,075	-	30,383
Mortgage receivable	-	2,208	-	2,208
Others	11,063	5,760	15,093	4,478
Less:
Allowance for doubtful mortgage receivable	-	(2,208)	-	(2,208)
Present value	-	(8,139)	-	(11,677)
	156,437	197,816	155,169	161,331

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Horizons Project (Note 22 A.1.)	163,290	-	209,458	-
Caballito Nuevo (1)	1,764	375	5,473	-
Rosario plot of land (2)	-	-	25,511	-
Units to be received Beruti (Note 19) (3)	-	23,608	-	23,309
Units to be received Caballito (Note 19) (4)	-	52,205	-	51,999
El Encuentro (5)	1,565	1,694	4,432	1,486
Torres de Rosario (Note 22 B.5.)	9,538	10,570	9,320	4,388
Plots of land receivable Pereiraola (6)	-	8,200	-	8,200
Inventories (hotel operations)	4,856	-	3,575	-
Abril	358	807	1,085	-
Other inventories	3,398	101	3,806	59
	184,769	97,560	262,660	89,441
(1)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(2)	See Note 22 B.10.
(3)	See Note 22 B.6.
(4)	See Note 16.11 to the Unaudited Basic Financial Statements.
(5)	See Note 5 (3) to the Unaudited Basic Financial Statements.
(6)	See Note 16.3 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Hotels
Llao Llao	71,653	75,207
Intercontinental Buenos Aires	53,045	52,288
Sheraton Libertador	38,653	41,091
Bariloche plots of land	21,900	21,900
Subtotal Hotels	185,251	190,486

Office buildings
Edificio República	212,039	215,535
Torre BankBoston	150,475	152,498
Bouchard 551	146,496	148,242
Intercontinental	76,178	78,394
Dot Baires Office Building	102,700	105,144
Bouchard 710	63,508	64,277
Dique IV	60,529	62,218
Maipú 1300	35,867	36,904
Costeros Dique IV	18,082	18,523

Libertador 498 (See Note 16.1 to the Unaudited Basic Financial Statements)	9,718	12,024
Suipacha 652	10,145	10,484
Avda. De Mayo 595	4,079	4,255
Madero 1020	181	197
Rivadavia 2768	172	191
Sarmiento 517	237	244
Subtotal Office buildings	890,406	909,130

Other fixed assets
Catalinas Norte plot of land	109,060	102,666
Santa María del Plata	12,512	12,508
Constitución 1159	6,387	6,387

Museo Renault (See Note 16.1 and 24.4 to the Unaudited Basic Financial Statements)	1,816	4,692
Thames (See Note 16.1 to the Unaudited Basic Financial Statements)	-	3,897
Casona Abril	2,374	2,525
Constitución 1111	822	854
Alto Palermo Park	539	542
Predio San Martín	69,156	69,994
Other	6,501	5,350
Subtotal Other fixed assets	209,167	209,415

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 (Continued)

	March 31, 2012	June 30, 2011
Shopping Centers
Dot Baires	485,415	495,836
Abasto	318,088	325,352
Alto Palermo	260,583	279,937
Patio Bullrich	131,917	136,466
Mendoza Plaza	120,316	123,312
Alto Rosario	136,859	138,472
Alto Avellaneda	161,073	169,456
Paseo Alcorta	132,058	133,090
Córdoba Shopping - Villa Cabrera (Note 24 B.1.)	77,341	78,527
Soleil Factory	73,101	68,578
Alto NOA	39,738	40,912
La Ribera (Note 2 B.)	12,110	-
Suppliers advances	17,042	11,151
Neuquén Project (Note 24 B.2.)	22,066	17,063
Buenos Aires Design	16,169	18,103
Other fixed assets	24,504	28,815
Other properties	23,760	22,486
Units to be received Beruti	9,264	9,264
Subtotal Shopping Centers	2,061,404	2,096,820
Total	3,346,228	3,405,851

NOTE 10:                      NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Goodwill:
Alto Palermo S.A.	18,974	20,194
Arcos del Gourmet S.A. (Note 2 B.)	6,259	-
Torre BankBoston	5,324	5,481
Nuevo Puerto Santa Fe S.A.	6,339	-
Museo Renault	1,111	2,951
Conil S.A.	343	343
Doneldon S.A.	28	-
Sedelor S.A.	25	-
Alafox S.A.	31	-
Codalis S.A.	28	-
Efanur S.A.	28	-
Subtotal goodwill	38,490	28,969

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:                      (Continued)

	March 31, 2012	June 30, 2011
Negative goodwill:
Alto Palermo S.A. (Note 16.2. to the Unaudited Basic Financial Statements)	(342,984)	(358,080)
Palermo Invest S.A.	(36,622)	(38,180)
Empalme S.A.I.C.F.A. y G.	(5,754)	(6,127)
Mendoza Plaza Shopping S.A.	(2,654)	(2,783)
Unicity S.A.	(3,601)	(3,601)
Emprendimiento Recoleta S.A.	(90)	(127)
Soleil Factory	(9,150)	(9,371)
Subtotal negative goodwill	(400,855)	(418,269)
Total negative goodwill, net	(362,365)	(389,300)

NOTE 11:                      TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Suppliers	54,296	16	42,414	47
Accruals	61,679	-	60,830	-
Liabilities in kind “Horizons Project” (See Note 22 A.1.)	24,172	-	36,443	-
Related parties (Note 19)	2,245	-	9,905	-
Others	2,972	-	3,557	-
	145,364	16	153,149	47

NOTE 12:                      CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Customers advances	113,149	-	137,020	-
Admission rights	74,115	83,535	60,822	66,885
Lease advances	42,473	25,567	35,021	27,359
Related parties (Note 19)	87	-	-	-
	229,824	109,102	232,863	94,244

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:                      SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	162,928	-	420,032	-
Bank loans (1)	192,764	29,390	128,448	27,585
Non-Convertible Notes – APSA 2012 US$ 154 M (6)	14,067	-	28,889	-
Non-Convertible Notes – 2013 Class III (3)	52,106	101,956	-	-
Non-Convertible Notes – 2014 Class IV (3)	(272)	147,662	-	-
Convertible Notes- APSA 2014 – US$ 50 M (5)	1	3,469	3	4,640
Non-Convertible Notes – APSA 2017 US$ 120 M (4)	14,085	464,059	4,490	432,591
Non-Convertible Notes – 2017 Class I (3)	8,431	653,425	20,960	612,419
Non-Convertible Notes – 2020 Class II (3)	13,977	638,699	30,800	598,116
Related parties (Note 19)	-	-	2,345	-
Seller financing (2)	64,889	83,960	47,846	81,568
	522,976	2,122,620	683,813	1,756,919

(1)	Balances as of March 31, 2012 includes:

(a)	Ps. 32,386 as current balance and Ps. 29,390 as a non-current balance related to debt for purchase República buildings. (see Note 8 (1) a) to the Unaudited Basic Financial Statements).
(b)
Ps. 60,713 as current corresponding to loans granted by Banco Provincia due in May and July, 2012, at a nominal fixed rate of 14% per annum. (See Note 8 (1) b) to the Unaudited Basic Financial Statements).

(c)	Ps. 1,863 current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan. (Note 21.A. (ii)).
(d)	Ps. 5,650 current balance, which pertain to a loan of Nuevas Fronteras S.A. from Standard Bank Argentina, due in June 2012 at a fixed rate of 15.55%.
(e)
Ps. 4,994 as current balance, which pertain to loans of Nuevas Fronteras S.A. from Standard Bank Argentina, due in December 2011 and June 2012, respectively, at a fixed rate in dollars of 3.7% and 3.9% respectively. The amount is disclosed net of issuance expenses for Ps. 145.

(f)	Ps. 15,201 as current balance, which pertain to a loan of Nuevas Fronteras S.A. from Banco de San Juan, due in November 2012, at a fixed rate of 15.75% per annum.
(g)	Ps. 50,054 as current corresponding to a loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(h)	Ps. 21,895 as current corresponding to a loan of Real Estate Investment Group L.P. with Citibank N.A., due in December 28, 2012 at a LIBOR rate plus 2.75% (Note 21 A. (vi)).
(i)	Ps. 8 which pertain to miscellaneous.

(2)	Balances as of March 31, 2012 includes mainly:

(a)	Ps. 22,537 as current balance and a Ps. 11,823 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).
(b)	Ps. 10,558 as current balance and a Ps. 1,577 as non-current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (See Note 22 B.1.).
(c)	Ps. 2,073 as current balance and a Ps. 36,842 as non-current balance related to the debt from acquisition of Soleil Factory (See Note 22 B.2.).
(d)	Ps. 20,029 as current balance and Ps. 33,718 as non-current balance related to the debt for purchase of Predio San Martín. (Note 22 A.7.).
(e)	Ps. 9,692 as current balance corresponding to the debt from acquisition of Nuevo Puerto de Santa Fe S.A. (See Note 22 B.9.).

(3)	See Note 17 to the Unaudited Basic Financial Statements.

(4)	See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 2,351 and Ps. 5,337 lower value. See Note 18.1 to the Unaudited Basic Financial Statements

(5)
Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company as of March 31, 2012 for Ps. 2,856 current and Ps. 138,982 non- current. As of March 31, 2012, the non-current balance includes a higher value of Ps. 3,431.

(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 13,459 and issuance debt costs to be accrued for Ps. 3 and Ps. 391 of higher value.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Provision for vacation and bonuses	22,394	27,333
Social Security payable	4,590	7,596
Salaries payable	193	61
Others	1,133	802
	28,310	35,792

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Income tax provision, net	83,881	-	67,912	-
Tax amnesty plan for income tax payable	1,910	15,989	1,759	17,386
VAT, net	20,885	-	21,615	-
MPIT, net	9,638	37	1,933	-
Gross revenue tax payable	5,841	-	1,607	-
Tax withholdings	2,167	-	13,345	-
Provision for tax on shareholders personal assets	4,575	1,211	3,961	-
Tax amnesty plan for other taxes	1,961	4,240	486	832
Tax amnesty plan for ABL	142	-	1,464	1,927
Deferred Income Tax	-	265,586	-	308,547
Others	4,834	-	4,971	-
	135,834	287,063	119,053	328,692

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Accrual for Directors´ fees(1) (Note 19)	20,081	-	15,612	-
Guarantee deposits	2,143	10,031	4,128	6,302
Derivative financial instrument (Note 22 to the Unaudited Basic Financial Statements)	836	-	-	-
National Parks Administration dispute (Note 20)	-	-	1,100	-
Contributed leasehold improvements (Note 24 B.3.)	266	8,970	332	9,170
Other payable	-	-	16,004	-
Related parties (Note 19)	18,412	20	35,674	20
Dividends payable	3,128	-	-	-
Administration and reserve funds	2,757	-	2,975	-
Loans with shareholders of related parties	350	-	1,000	252
Present value	-	(110)	-	(95)
Others	5,889	587	2,243	2,480
	53,862	19,498	79,068	18,129
(1)	As of March 31, 2012 and June 30, 2011, disclosed net of advances to Directors for Ps. 24,246 and Ps. 37,544, respectively.

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Allowance for contingencies	8,069	12,929	2,019	12,881
	8,069	12,929	2,019	12,881

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18 a.:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2012	March 31, 2011
Financial and holding results generated by assets:
Interest income	13,935	13,251
Interest on discounting assets	4,229	3,614
Subtotal interest income	18,164	16,865
Foreign exchange gain	50,908	16,991
(Loss)/Gain on financial operations	(5,215)	5,952
Gain on derivative financial instruments	-	2,220
Subtotal other holding results	(5,215)	8,172
Total financial and holding results generated by assets	63,857	42,028

Financial and holding results generated by liabilities:
Interest expense	(210,732)	(164,863)
Interest on discounting liabilities	10	(109)
Subtotal interest expense	(210,722)	(164,972)
Foreign exchange loss	(131,127)	(58,455)
Loss on derivative financial instruments	(2,080)	-
Others	(6,726)	(3,820)
Subtotal other financial expenses	(8,806)	(3,820)
Total financial and holding results generated by liabilities	(350,655)	(227,247)
Total financial and holding results, net	(286,798)	(185,219)

NOTE 18 b.:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2012	March 31, 2011
Other income:
Recovery of allowances	1,754	-
Sale of client base and assignment of portfolio	578	6,580
Transfer of lease contracts	-	(305)
Others	2,539	300
Subtotal other income	4,871	6,575
Other expenses:
Donations	(6,401)	(5,622)
Tax on Shareholders´ personal assets	(3,199)	(3,334)
Provision for contingencies	(5,087)	(1,743)
Unrecoverable VAT	(53)	(1,032)
Others	(2,412)	(3,427)
Subtotal other expenses	(17,152)	(15,158)
Total Other expenses, net	(12,281)	(8,583)

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of March 31, 2012 and June 30, 2011 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables- current	Other receivables- non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable – current	Customer advances	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	59	62	445	-	(4)	-	-	-	-	562
Banco Hipotecario S.A. (2)	299	-	-	-	(81)	-	-	-	-	218
Cactus Argentina S.A. (3)	33	-	-	-	(3)	-	-	-	-	30
Canteras Natal Crespo S.A. (4)	449	44	-	-	-	-	-	-	-	493
Consorcio Libertador (3)	34	13	-	-	(126)	-	-	(4)	-	(83)
Consorcio Torre Boston (3)	63	254	-	-	(256)	-	-	-	-	61
Consultores Assets Management S.A. (3)	2,173	26	-	-	(10)	-	-	-	-	2,189
Cresud S.A.C.I.F. y A. (5)	5	18,234	-	-	(323)	-	-	(17,405)	-	511
Cyrsa S.A. (4)	25	220	-	-	(25)	-	-	(185)	-	35
Directors (3)	1	156	-	-	(18)	-	-	(20,081)	(20)	(19,962)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	-	(43)	-	(43)
Estudio Zang, Bergel y Viñes (3)	-	65	-	-	(461)	-	-	-	-	(396)
Fundación IRSA (3)	41	2	-	-	(1)	-	-	-	-	42
Futuros y Opciones.com S.A. (3)	82	1	-	-	(8)	-	-	-	-	75
Hersha Hospitality Trust (2)	-	3,330	-	-	-	-	-	-	-	3,330
Irsa Developments LP (2)	-	8	-	-	-	-	-	(4)	-	4
Real Estate Strategies LP (2)	-	107	-	-	-	-	-	(4)	-	103
Lipstick Management LLC (2)	-	446	-	-	-	-	-	-	-	446
Museo de los Niños (3)	1,648	-	-	-	(9)	-	-	-	-	1,639
New Lipstick LLC (2)	-	1,576	-	-	-	-	-	(704)	-	872
Nuevo Puerto Santa Fe S.A. (4)	230	-	-	-	(48)	-	-	(7)	-	175
Personnel loans (4)	30	4,379	-	-	(69)	-	-	-	-	4,340
Puerto Retiro S.A. (4)	70	883	-	-	(5)	-	-	-	-	948
Quality Invest S.A. (4)	8	6	-	-	-	-	-	(56)	-	(42)
Tarshop S.A. (2)	577	1,791	-	-	(1)	(87)	-	-	-	2,280
TGLT S.A. (2)	698	-	-	75,813	(797)	-	-	-	-	75,714
Totals as of March 31, 2012	6,525	31,603	445	75,813	(2,245)	(87)	-	(38,493)	(20)	73,541

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      (Continued)

a.	(Continued)

Related parties	Account receivables - current	Other receivables- current	Other receivables- non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	61	6	415	-	-	-	-	-	482
Banco Hipotecario S.A. (2)	225	-	-	-	(252)	-	-	-	(27)
Cactus Argentina S.A. (3)	28	-	-	-	(3)	-	-	-	25
Canteras Natal Crespo S.A. (4)	403	41	-	-	-	-	-	-	444
Consorcio Libertador (3)	140	16	-	-	(65)	-	(4)	-	87
Consorcio Torre Boston (3)	1,076	344	-	-	(836)	-	-	-	584
Consultores Assets Management S.A. (3)	997	29	-	-	(10)	-	-	-	1,016
Cresud S.A.C.I.F. y A. (5)	19	19,112	-	-	(71)	-	(15,778)	-	3,282
Cyrsa S.A. (4)	1,750	11	-	-	(1,725)	-	-	-	36
Directors (3)	2	155	-	-	-	-	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	(53)	-	(53)
Elsztain Reality Partner Master Fund I (3)	-	48	-	-	-	-	(584)	-	(536)
Elsztain Reality Partner Master Fund II (3)	-	31	-	-	-	-	(275)	-	(244)
Elsztain Reality Partner Master Fund III (3)	-	77	-	-	-	-	-	-	77
Estudio Zang, Bergel y Viñes (3)	-	9	-	-	(1,241)	-	-	-	(1,232)
Fundación IRSA (3)	33	1	-	-	(1)	-	-	-	33
Futuros y Opciones.com S.A. (3)	16	-	-	-	(8)	-	-	-	8
Hersha Hospitality Trust (2)	-	2,690	-	-	-	-	-	-	2,690
Irsa Developments LP (2)	-	7	-	-	-	-	(4)	-	3
Real Estate Strategies LP (2)	-	64	-	-	-	-	(8)	-	56
Lipstick Management LLC (2)	-	448	-	-	-	-	-	-	448
Museo de los Niños (3)	1,781	-	-	-	(9)	-	-	-	1,772
New Lipstick LLC (2)	-	960	-	-	-	-	(622)	-	338
Personnel loans(3)	61	2,522	-	-	(146)	-	(1,000)	-	1,437
Puerto Retiro S.A. (4)	58	63	-	-	(5)	-	-	-	116
Quality Invest S.A (4)	799	241	-	-	-	-	(16)	-	1,024
Tarshop S.A (2)	660	13,715	-	-	(5,533)	-	(17,330)	-	(8,488)
TGLT S.A (2)	658	1,680	-	75,308	-	(2,345)	-	-	75,301
Totals as of June 30, 2011	8,767	42,270	415	75,308	(9,905)	(2,345)	(51,286)	(20)	63,204

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      (Continued)

b.	The Statement of Income balances for the nine – month periods ended March 31, 2012 and 2011, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Cost of services	Interest and exchange differences	Other expenses, net	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	36	-	-	4	-	-	-	-	40
Consorcio Libertador (3)	-	10	(260)	-	-	-	-	-	(250)
Consorcio Torre Boston (3)	-	-	(285)	-	-	-	-	-	(285)
Consultores Assets Management S.A. (3)	-	117	-	-	-	-	-	-	117
Cresud S.A.C.I.F. y A. (5)	-	588	-	1,561	-	-	(50,578)	-	(48,429)
Cyrsa S.A. (4)	-	1	-	-	-	-	-	-	1
Directors (3)	-	-	-	(1)	-	(44,327)	-	-	(44,328)
Estudio Zang, Bergel y Viñes (3)	-	-	-	-	-	(1,780)	-	-	(1,780)
Fundación IRSA (3)	-	-	-	-	-	-	-	(1,283)	(1,283)
Tarshop S.A. (2)	166	1,807	-	503	(871)	-	-	-	1,605
Totals as of March 31, 2012	202	2,523	(545)	2,067	(871)	(46,107)	(50,578)	(1,283)	(94,592)

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      (Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Cost of services	Interest and exchange differences	Other expenses, net	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	36	-	-	3	-	-	-	-	39
Consorcio Libertador (3)	92	9	-	-	-	-	-	-	101
Consorcio Dock Del Plata S.A. (3)	78	-	-	-	-	-	-	-	78
Consorcio Torre Boston (3)	241	-	-	-	-	-	-	-	241
Consultores Assets Management S.A. (3)	-	14	-	-	-	-	-	-	14
Cresud S.A.C.I.F. y A. (5)	-	511	-	(5,353)	-	-	(42,147)	-	(46,989)
Cyrsa S.A. (4)	-	6	-	-	-	-	-	-	6
Directors (3)	-	-	-	(3)	-	(35,547)	-	-	(35,550)
Estudio Zang, Bergel y Viñes (3)	-	-	-	-	-	(4,332)	-	-	(4,332)
Fundación IRSA (3)	-	-	-	-	-	(2,317)	-	(2,530)	(4,847)
Inversiones Financieras del Sur S.A. (3)	-	-	-	460	-	-	-	-	460
Tarshop S.A. (2)	141	2,884	-	80	-	-	-	-	3,105
Parque Arauco S.A. (1)	-	-	-	(315)	-	-	-	-	(315)
Personnel Loans (3)	-	-	-	192	-	-	-	-	192
Totals as of March 31, 2011	588	3,424	-	(4,936)	-	(42,196)	(42,147)	(2,530)	(87,797)

(1)           Shareholders of Alto Palermo S.A.
(2)           Subsidiary (direct or indirect).
(3)           Related party.
(4)           Joint control.
(5)           Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

In 1997 the Company Llao Llao Resorts S.A. (successor of Llao Llao Holding S.A. as operator of the Llao Llao Hotel) was sued by the National Parks Administration seeking collection of the unpaid balance of the additional sale price. As a consequence, Other liabilities included the provision for the judicial auctioneer’s fees in the amount of Ps. 1.1 million as of June 30, 2011. As of the date of these financial statements, such fees have been made available for collection.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)       Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:                      (Continued)
A.	(Continued)

(i)	(Continued)

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, taking the particular characteristics into account and the progress of the legal action, this position cannot be considered conclusive.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis.  The capital maturie on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million at a fixed rate (capital plus interest) to be paid on September 6, 2012; US$ 0.4 million at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million at a fixed rate, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps. 15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

The loan for US$ 0.4 million held with such entity was repaid on the same date.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:                      (Continued)

A.	(Continued)

(ii)	(Continued)

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan. As of the date of these financial statements, HASA had committed no event of default.

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of March 31, 2012
Edificio República	212,039
Predio San Martín	69,156
Soleil Factory	73,101
Zetol plot of land	34,564
Vista al Muelle plot of land	24,386

(iv)	New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

(v)
To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

(vi)	On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan (see Note 13 (1) (h)).

B.	Alto Palermo S.A. (APSA)

(i)
On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on the Company´s Class I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million (See Note 22 B.3.).

(ii)	On August 3, 2011, a mortgage was constituted on Soleil Factory (See Note 22 B.2.).

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:               (Continued)

B.	(Continued)

(iii)
As mentioned in Note 24 B.5., to secure the fulfillment of the Concession Agreement with the Administration of Railway Infrastructure (ADIF), Arcos del Gourmet S.A. committed itself to hire a surety bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October 2011.

(iv)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2012 amounts to Ps. 45,814 (disclosed in the "Non-current investments- Undeveloped plots of land”).

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation, a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652, currently reversed.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Each buyer chose from the following purchase plans:

-	The balance is cancelled in installments and is fully paid at the time of transfer signature of deeds or,

-
Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of March 31, 2012, the percentage of completion of the “Horizons” project was 99.58%. Rio block´s towers included in the project have already been completed and are currently signing the title deeds. Likewise, the signature of deeds began for the completed units on Parque block.

2.	Acquisition of Hersha Hospitality Trust (“Hersha")

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5,700,000 shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	(Continued)

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million

During fiscal year ended on June 30, 2011, the Company through its subsidiaries sold 2,542,379 common shares in Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay any price. The value of the shares amounts to US$ 13.6 million.

As of March 31, 2012 the Company´s direct and indirect interest in Hersha amounts to 10.5%. The Company accounts for its investment in Hersha at cost.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 67 hotels throughout the United States of America totaling approximately 9,598 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California, Los Angeles and Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment and a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of March 31, 2012, the Company´s direct and indirect ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later, the Company sold 50% of its interest in Liveck to Cyrela Brazil Realty S.A. for an amount of US$ 1.3 million.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders' agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A.

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% of such consideration has been already been performed with a term of four years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

6.	(Continued)

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter acquired has been US$ 3,717.

7.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million, plus interests at a 7.5% nominal annual rate calculated on outstanding balances, will be cancelled in three equal and consecutive annual installments, . The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which the latter will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

7.	(Continued)

On April 11, 2011, Quality requested the National Antitrust Commission ("CNDC") to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date these financial statements are issued.

8.	Acquisition of Bitania 26 S.A.´s shares

On December 12, 2011, Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

9.	Supertel Hospitality Inc. (“Supertel”)

During February 2012, the Company — through Real Estate Strategies, L.P. ("RES"), in which Efanur S.A. holds a 66.79% interest— completed the deal for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI), for a total of US$ 30 million.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and grant, the same politic rights as those of the common shares. Additionally, subject to certain limitations, they are convertible into common shares, at a rate of ten shares per preferred share, for a five-year term.

Likewise, as part of the purchase agreement, RES has received warrants to purchase 30 million of additional common shares. Subject to certain limitations, these warrants can be exercised at any time within a five year term after the transaction is closed, at a price of US$ 1.20 per share.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

9.	(Continued)

Subject to the investment agreements, RES is entitled to appoint up to 4 directors, out of a total of 9, and to exercise pre-emption rights over future issues.

So far, RES has designated the 4 directors and holds voting rights on 34% of SHI.
Likewise, the rights to convert both preferred shares and warrants into common shares are restricted to the same percentage.

SHI focuses its activity on medium class long-stay hotels and today controls 101 hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million.

On September 7, 2011, APSA acquired additional shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase made in Arcos del Gourmet S.A., until the committed work is concluded, which as of the issuance date of these the financial statements constitutes the remaining balance. The above is recognized at its present value and is disclosed in the accounts Short and Long- term Debt.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INC S.A. for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INC S.A. executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INC S.A. transferred the goodwill of the commercial center; becoming operational on such date. Guidelines provided that INC S.A. did not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INC S.A. granted to APSA the conveyance deed of the property.

The total price for this transaction was US$ 20.7 million of which, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance plus interest.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

The above is disclosed in the accounts Short and Long-term Debt for its net present value.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works on May 2, 2011. However, before starting with the works, INC S.A. should have: a) granted the title deeds to APSA's future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the date of issuance of these unaudited financial statements, any of the two conditions have been fulfilled.

3.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, APSA acquired the remaining minority interest (1.4122%) in Tarshop S.A. for US$ 0.54 million, reaching the 100% of the shareholding.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its own Series I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Non Convertible Notes and the remaining 50% would be released after two years as from the date appearing on the Closing Minute.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 241 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

4.	(Continued)

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios  del  Alto S.A. will  build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of APSA, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the functional housing units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the forty five (45) parking spaces and five (5) storage spaces.

The table below lists the status of acceptance of offers for the offices and parking spaces of the Torres de Rosario under construction.

Lots	Agreed price (in thousands of US$)	Amount collected as of 03.31.12 (in thousands of US$)
2H	2,663	1,785

The above is disclosed in Inventories (Note 8) in Torres de Rosario line.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A.. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and (iv) the amount of US$ 10.7 million payable upon granting the title deed. This amount has been settled as of the date of these Unaudited financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land. TGLT constituted in favor of APSA a mortgage on the real estate, as collateral for the fulfillment of the obligations assumed in the title deed.

The above is disclosed in the accounts inventory and fixed assets, in the line Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo (remedy for legal protection against violation of rights)”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

TGLT S.A. and APSA filed appeals against the resolution that ruled the cautionary measure to suspend the works.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

6.	(Continued)

On April 26, 2012, the Court of Appeals in Administrative and Tax Litigation Matters of the City of Buenos Aires decided to overrule the decision rendered by the lower court in the case "Asociación Amigos Alto Palermo vs the Government of the City of Buenos Aires for Amparo” and to lift the temporary protection order that had suspended works.

7.	Barter with CYRSA S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and CYRSA signed an agreement in order to finish the barter agreement.

8.	Paraná plot of land

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:
i)	US$ 0.05 million was settled as prepayment on July 14, 2009,
ii)	US$ 0.1 million was settled upon executing such agreement, and
iii)	US$ 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

The real estate is disclosed under the fixed assets line item.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

9.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA, by itself and through its controlled affiliate Torodur S.A. (buyers) (see Note 16.4. to the Unaudited Basic Financial Statements), acquired from Boldt S.A. and Inverama S.A. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center (La Ribera) in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to US$ 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013. This debt is disclosed at its net present value under the Short and long term debt line item.

Additionally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of NPSF. The latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. APSA and Torodur became owner of 33.33% and 16.66% of the capital stock respectively, which together represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining of 50% of the capital stock. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

10.	Sale of properties

Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	Offer acceptance date	Agreed price (in thousands of US$)	Collected amount 03/31/12 (in thousands of US$)	Title deed´s date
2A	04/14/10	4,200	4,200	05/26/11
2E	05/03/10	1,430	1,430	09/29/10
2F	11/10/10	1,931	1,931	07/06/11
2B	12/03/10	1,507	1,507	08/11/11
2C	12/03/10	1,507	1,507	08/11/11
2D	12/03/10	1,539	1,539	03/20/11

The lots subject to these transactions have been recorded to the Inventories account until the signatures of deeds.

11.	APSAMEDIA S.A.´s operations

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Apsamedia S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "B” share representing 50% of APSAMEDIA S.A.'s capital stock.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA´s subsidiary) 1,840,000 shares, representative of 5% of APSAMEDIA S.A.’s capital stock for a total amount of Ps. 0.8 million, which has been cancelled as of the date of these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

As an action subsequent to the taking over, APSAMEDIA made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

-	Consumer credit marketing and financing.
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

As of March 31, 2012, APSA´s direct and indirect interest in APSAMEDIA S.A. amounted to 100%.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:   (Continued)

B.  (Continued)

11. (Continued)

On October 7, 2011, APSAMEDIA, as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA under trust the legal ownership of certain receivables that were not in good standing, including consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. Receivables assigned to the trust amount to Ps. 39.1 million approximately, which were reserved. APSAMEDIA will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million. As from this three-month period, APSAMEDIA S.A. started to develop the lease of advertising spaces activities in the Company’s shopping centers.

12.  Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per share, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Thereafter, during fiscal year 2011, APSA acquired 1,017,284 additional shares for a total consideration of Ps. 9.2 million, representing, together with the Company´s interest, 8.87% of the TGLT S.A. shares at the end of that year

During the nine-month period ended March 31, 2012, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million. As of March 31, 2012 the Company holds a total interest of 9.25% of the TGLT S.A.´s shares, considering the direct and indirect interest through APSA.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:   CAPITAL STOCK  AND CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.     Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each, maturing on July 19, 2014.

Non-Convertible Notes accrued interest at a fixed nominal rate of 10% per annum. Interest is payable semi-annually. They can be converted at any time by choice of each Corporate Noteholder into common shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) US$ 0.0324, which means that each Convertible Corporate Note can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes for a face value of US$ 15.5 million exercised their conversion rights. Consequently, the Company issued 477,544,197 shares of common stock with a face value of Ps. 0.1 each. As from the conversion and issuing of the shares, common stock of APSA increased from 782,064,214 to 1,259,608,411 shares.

Additionally, on September 21, 2011, a Convertible Corporate Noteholder exercised his conversion right. Thus, the Company issued 277,777 common shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s capital stock increased from 1,259,608,411 to 1,259,886,188 common shares. Therefore, as from the program issuing date until March 31, 2012, the Convertible Corporate Noteholders have exercised their right to convert in APSA common shares for a total amount of US$ 18.3 million.

As of March 31, 2012, APSA’s Convertible Notes amounts to US$ 31.7 million, mainly held by the Company (see Note 23 A.3.).

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

On May 26, 2011 APSA has made an offer to repurchase them, subject to certain conditions (See Note 23 A.3.).

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Non-Convertible notes for a total amount of US$ 170 million. These issuances are included within the Global Issuance Program of Non-Convertible notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible notes in place up to US$ 200 million, reaching a total amount of US$ 400 million.

Series I relates to the issuance of US$ 120 million, capital maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Non-Convertible notes Corporate Notes issued on May 11, 2007, for a face value of US$ 1.2 million

Series II relates to the issuance of Ps. 154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

On April 18, 2011 APSA acquired from Cresud S.A.C.I.F. y A., the Company´s parent company, Non-Convertible notes Series I due in 2017 for a face value of US$ 5 million at a price of US$ 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of March 31, 2012, total Series I and Series II Non Convertible notes repurchased by APSA amount to US$ 10.0 million and US$ 1.4 million, respectively. Such Non Convertible notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

As of March 31, 2012, the Company holds Corporate Notes Series II in the nominal amount of Ps. 6.6 million.

Additionally, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the placement of the two new Series of Non-Convertible Notes for a total value of Ps. 80.7 million was completed.

Series III relates to the issuance of Ps. 55.8 million, which matured on May 12, 2011 and accrued interest at variable Badlar rate plus a 3% payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million), which matured on May 12, 2011 and accrued interest at a fixed rate of 6.75%, payable on a quarterly basis.On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the Series referred above.

The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

3.	Capital increase

On May 26, 2011, APSA’s Ordinary and Extraordinary Shareholders Meeting, held on this date, decided, among other points, the following:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per convertible note.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:   SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing  to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.     (Continued)

1.	(Continued)

Dividends Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. As per the Company’s holding, it is entitled to Ps. 30.51 million.

As of the date of issuance of these unaudited financial statements, the availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval. Additionally, on January 27, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007, the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made.  One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.     (Continued)

2.	(Continued)

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•       Regular retirement under applicable labor regulations
•       Full or permanent disability or incapacity
•       Demise

In the case of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the nine-month periods ended March 31, 2012 and 2011, contributions paid by the Company amount to Ps. 1,389 and Ps. 2,362.

3.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.     (Continued)

3.	(Continued)

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

4.	Negative working capital

At the period end the Company had posted a Ps. 100,693 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

B.	Alto Palermo S.A.

1.     Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, then merged into APSA), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Blanch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

1.	(Continued)

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

·
An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2012, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which mixed uses center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final. Notwithstanding the above, in late 2011 an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

On July 5, 2010, Shopping Neuquen S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality. In November 2011, an updated schedule of works was submitted, which has not been approved by the Municipality as of the date these financial statements are issued.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A whereby the latter acquired one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title in favor of Gensar S.A., which deed is currently in the process of being registered with the relevant Real Estate Regulatory Entity.

3.	Contributed leasehold improvements - Other liabilities

In March 1996, Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period / year end, the amount pending of accrual is disclosed under Other liabilities – contributed leasehold improvements.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

4.	Acquisition of Cresud S.A.C.I.F. y A.´s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

5.	Arcos del Gourmet S.A.

(i)	Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF transferred to the rail wealth under National Office of Property Management (ONABE)’s jurisdiction, by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025 and Ps. 0.25 million (plus VAT) as from January 1, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years

Additionally, to secure fulfillment of the agreement, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, Arcos del Gourmet S.A. took other obligations related to works to be performed.

This agreement replaces the one subscribed with ONABE.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

5.	(Continued)

(ii)	Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved Arcos´s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594 per shares, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share. The Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash. As of the date these financial statements are issued, the registration of these increases before the Public Trade Registry is pending.

6.	Reimbursement of current and expired cash dividends.

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current dividends and for dividends barred by the statute of limitations, as per the following detail:

-  Ps. 2,711 to expired. dividends;
- Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to dividends barred by the statute of limitations.

The amount´s corresponding to current dividends are disclosed under the “Dividends payable” line item, while the funds corresponding to expired dividends barred by the statute of limitations were booked against “Retained Earnings”.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:   DERIVATIVES CONTRACTS

a)	Futures - APSA

During the period APSA entered into transactions with derivative instruments which resulted in an unrealized loss of Ps. 1,039 and is accounted for under "Other financing expense" in the Statement of Income.

The table below lists financial derivative transactions conducted during the period on the corresponding gains/losses thereon:

Futures	Bank	Amount US$	Due date	Gain (Loss)
Settled transactions
Purchase of dollars	Banco Santander Río S.A.	6,000	11/30/11	79
Purchase of dollars	Standard Bank Argentina S.A.	5,000	12/31/11	(278)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	01/31/12	(465)
Purchase of dollars	Standard Bank Argentina S.A.	6,000	03/30/12	(459)
Sale of dollars	Banco Itau Argentina S.A.	6,000	03/30/12	84
Subtotal				(1,039)
Gain on transactions with derivative financial instruments				(1,039)

b)	Futures contracts – Hoteles Argentinos S.A. (HASA)

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. During the nine-month period ended March 31, 2012, the Company has recognized a loss on such transactions that amounts to Ps.150 included under “Other financial expenses” of the Statement of Income.

c)	Futures contracts – Ritelco S.A. ("Ritelco")

During the period ended March 31, 2012, Ritelco entered into transactions with derivatives, recording the losses realized on such transactions in the amount of Ps. 4, which is reported under “Other financing expenses” of the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima
and subsidiaries

Notes to Consolidated Financial Statements (Continued)
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:   SUBSEQUENT EVENTS

A.	Alto Palermo S.A.

Call for Ordinary and Extraordinary Meeting of Shareholders to be held on May 23, 2012

The following items on the agenda will be transacted:

•
Consideration of payment of an interim cash dividend for a total amount of up to Ps. 177 million, which computation is based on the quarterly financial statements for the period ended December 31, 2011;

•	Examination of the resolutions approved by the Shareholders’ Meeting held on May 26, 2011 in light of the conditions then prevailing on the market (Note 23.A.3).

IRSA Inversiones y Representaciones
Sociedad Anónima

Free translation of the Unaudited Financial Statements
For the nine-month periods
beginning on July 1, 2011 and 2010
and ended March 31, 2012 and 2011

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	June 30, 2011		March 31, 2012	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2)	35,216	27,276	Trade accounts payable (Note 6)	16,310	18,734
Investments (Exhibits C and D)	49,601	42,188	Customer advances (Note 7)	3,101	4,971
Accounts receivable, net (Note 3)	30,435	48,536	Short-term debt (Note 8)	358,045	525,926
Other receivables (Note 4)	32,931	72,908	Salaries and social security payable	3,131	3,086
Inventories (Note 5)	4,489	11,979	Taxes payable (Note 9)	15,811	10,081
Total Current Assets	152,672	202,887	Other liabilities (Note 10)	97,315	23,856
			Subtotal Current Liabilities	493,713	586,654
			Provisions (Exhibit E)	6,387	1,082
NON-CURRENT ASSETS			Total Current Liabilities	500,100	587,736
Accounts receivable, net (Note 3)	448	1,885
Other receivables (Note 4)	80,003	58,738	NON-CURRENT LIABILITIES
Inventories (Note 5)	63,281	61,685	Long-term debt (Note 8)	1,571,132	1,238,120
Investments (Exhibits C and D)	3,471,125	3,183,238	Taxes payable (Note 9)	1,481	41,809
Fixed assets, net (Exhibit A)	921,427	939,252	Other liabilities (Note 10)	57,533	60,112
Intangible assets, net (Exhibit B)	41	41	Total Non-Current Liabilities	1,630,146	1,340,041
Subtotal Non-Current Assets	4,536,325	4,244,839	Total Liabilities	2,130,246	1,927,777
Negative goodwill, net	(36,576)	(38,134)
Total Non-Current Assets	4,499,749	4,206,705	SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,522,175	2,481,815
Total Assets	4,652,421	4,409,592	Total Liabilities and Shareholders´ Equity	4,652,421	4,409,592

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Statements of Income
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Revenues	201,441	186,018
Costs (Exhibit F)	(67,139)	(68,236)
Gross profit	134,302	117,782
Administrative expenses (Exhibit H)	(52,762)	(55,406)
Selling expenses (Exhibit H)	(11,333)	(10,643)
Subtotal	(64,095)	(66,049)
Gain from recognition of inventories at net realizable value	26,285	14,187
Operating income	96,492	65,920
Amortization of negative goodwill, net	1,558	1,558
Financial and holding results generated by assets:
Interest income	15,489	24,704
Foreign exchange gain	43,135	13,751
Other holding (loss) gain	(8,866)	15,643
Subtotal	49,758	54,098
Financial and holding results generated by liabilities:
Interest expense (Exhibit H)	(167,068)	(120,602)
Foreign exchange loss	(94,389)	(44,978)
Other financial expenses (Exhibit H)	(4,687)	(3,981)
Subtotal	(266,144)	(169,561)
Financial and holding results, net	(216,386)	(115,463)
Gain on equity investees (Note 12 c.)	298,699	265,696
Other expenses, net (Note 11)	(9,235)	(9,357)
Net income before tax	171,128	208,354
Income tax (Note 15)	45,581	14,807
Net income for the period	216,709	223,161
Earnings per share (Note 13):
Basic net income per share	0.374	0.386
Diluted net income per share	0.374	0.386

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Statements of Changes in Shareholders’ Equity
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina
	Shareholders’ contributions				Reserved earnings
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal Reserve (Note 14.b)	Reserve for new developments	Long-term incentive program reserve (Note 23)	Cumulative translation adjustment	Retained earnings	Total at the period end
Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	-	17,459	505,609	2,403,046
Cumulative translation adjustment	-	-	-	-	-	-	-	12,146	-	12,146
Appropriation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	-	-	-	-	-	-	-	-	(120,000)	(120,000)
- Legal Reserve increase	-	-	-	-	16,725	-	-	-	(16,725)	-
- Reserve for new developments increase	-	-	-	-	-	197,776	-	-	(197,776)	-
Net gain for the period 07.01.10 - 03.31.11	-	-	-	-	-	-	-	-	223,161	223,161
Balances as of March 31, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	-	29,605	394,269	2,518,353
Appropriation of retained earnings approved by Shareholders meeting held 05.26.11
- Distribution of dividends	-	-	-	-	-	-	-	-	(100,000)	(100,000)
Cumulative translation adjustment	-	-	-	-	-	-	-	4,519	-	4,519
Net gain for the period 04.01.11 - 06.30.11	-	-	-	-	-	-	-	-	58,943	58,943
Balances as of June 30, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	-	34,124	353,212	2,481,815
Appropriation of retained earnings approved by Shareholders meeting held 10.31.11
- Distribution of dividends	-	-	-	-	-	-	-	-	(211,575)	(211,575)
- Legal Reserve increase	-	-	-	-	14,105	-	-	-	(14,105)	-
- Reserve for new developments increase	-	-	-	-	-	56,421	-	-	(56,421)	-
Long-term incentive program reserve	-	-	-	-	-	-	2,698	-	-	2,698
Reimbursement of expired dividends (see Note 1.5.r)	-	-	-	-	-	-	-	-	3,640	3,640
Cumulative translation adjustment	-	-	-	-	-	-	-	28,888	-	28,888
Net gain for the period 07.01.11 - 03.31.12	-	-	-	-	-	-	-	-	216,709	216,709
Balances as of March 31, 2012	578,676	274,387	793,123	1,646,186	71,136	447,683	2,698	63,012	291,460	2,522,175
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Statements of Cash Flows
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	45,162	57,467
Cash and cash equivalents as of the end of the period	52,999	75,519
Net increase in cash and cash equivalents	7,837	18,052
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the period	216,709	223,161
- Adjustments to reconcile net income to cash flows from operating activities:
• Income tax accrued for the period	(45,581)	(14,807)
• Allowances and provisions	30,148	23,035
• Amortization and depreciation	18,000	18,037
• Gain on equity investees	(298,699)	(265,696)
• Financial results, net	72,785	(2,144)
• Accrued interest	162,220	92,295
• Long-term incentive program reserve (Note 23)	603	-
• Gain from recognition of inventories at net realizable value	(26,285)	(14,187)
• Amortization of negative goodwill, net	(1,558)	(1,558)
- Changes in certain assets and liabilities net of non-cash transactions:
• Decrease in accounts receivable, net	26,695	11,462
• Increase in other receivables	(11,117)	(13,250)
• Decrease in inventories	42,648	42,399
• Decrease in trade accounts payable	(3,857)	(10,600)
• Decrease in customer advances	(2,103)	(14,678)
• Decrease in taxes payable, salaries and social security payable	(152)	(3,861)
• Decrease in other liabilities	(3,454)	(22,028)
Net cash provided by operating activities	177,002	47,580
CASH FLOWS FROM INVESTING ACTIVITIES:
• (Increase) decrease in current investments	(25,792)	11,856
• Decrease in other investments	16,782	170,553
• Acquisitions and improvements of fixed assets	(8,807)	(1,389)
• Advance payments for the acquisition of shares	-	(256)
• Cash collected from loans granted to related parties	161,692	53,232
• Loans granted to related parties	(115,544)	(68,682)
• Share-holding increase in equity investees	(140)	(480,249)
• Irrevocable contributions in subsidiary companies	(59,097)	(314,847)
• Dividends collected	111,793	114,784
Net cash provided by (used in) investing activities	80,887	(514,998)
CASH FLOWS FROM FINANCING ACTIVITIES:
• Dividends paid	(211,575)	(120,000)
• Increase in bank overdraft, net	(222,897)	39,244
• Payments of loans with related parties	(29,405)	(636)
• Increase in loans received from related parties	76,286	56,265
• Payment of loans	(50,000)	(40,000)
• Increase in financial loans	80,000	75,000
• Interest paid	(187,496)	(91,852)
• Issuance of non convertible notes, net of issuance expense	295,035	567,449
Net cash (used in) provided by financing activities	(250,052)	485,470
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,837	18,052

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Statements of Cash Flows (continued)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Supplemental cash flow information
• Income tax paid	-	9,177

Non-cash activities:
• Increase in non-current investments through a decrease in other receivables	1,000	56,593
• Decrease in non-current investment through an increase in other receivables	7,850	-
• Cumulative translation adjustment of investments	28,888	12,146
• Transfer of fixed assets, to inventories	10,469	-
• Transfer of undeveloped parcels of land to inventories	-	3,030
• Increase in inventories through a decrease in equity investments	-	14,541
• Long term incentive program reserve	2,095	-
• Reimbursement of dividends barred by the statute of limitations	3,640	-

Composition of cash and cash equivalents at the period end
Cash and banks	35,216	33,119
Current investments	49,601	58,832
Subtotal cash and banks and current investments	84,817	91,951
Less: (Items not considered cash and cash equivalents)
• Boden 2012	1	2
• Boden 2013	13	15
• Mutual funds	2,441	2,140
• Stock shares	19,641	1,926
• Non - convertible Notes APSA 2012 - Accrued interest	221	664
• Non - convertible Notes APSA 2012	6,645	9,112
• Convertible Notes APSA 2014 - Accrued interest	2,856	2,573
Cash and cash equivalents	52,999	75,519

. Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Financial Statements
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these  unaudited financial statements:

1.1.         Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s financial satetements for the nine-month periods ended March 31, 2012 and 2011 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for such period.

The Company’s nine-month period results ended March 31, 2012 do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.3.         Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the nine - month period ended March 31, 2012 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The unaudited financial statements as of March 31, 2011 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	Significant accounting polices

a.     Cash and banks

Cash on hand has been valued at face value.

b.    Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period / year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.   Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.     Accounts receivable, net and trade accounts payable.

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.     Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period / year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

f.     Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period / year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.     Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.     Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period / year.

•	Units to be received

The Company has rights to receive certain property units to be built, which have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:
Investments in debt securities were valued at their net realizable value.

•	Investments in subsidiaries and equity investments:
Non current investments in subsidiaries and equity investments have been valued by using the equity method of accounting based on the financial statements issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

i.	(Continued)

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:
The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:
Foreign permanent investments held by the Company through Tyrus S.A. in Uruguay have been classified as “integrated” or “not-integrated” into the Company’s operations, considering the characteristics of the aforementioned investments abroad and their operations.

•	Undeveloped parcels of lands:
The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the period / year.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period / year.

•	Rental properties:
Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period / year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life. The Company revises the useful life of the assets periodically.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:
Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period / year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

The Company segregates in this caption, among others, the expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization, calculated on the basis of the average initial remaining life of the rent contracts acquired.

“Project development expenses” include expenses initially incurred to launch the marketing of the plots of the project “Abril”, which are depreciated on the basis of plots sold.

The value of these assets does not exceed their estimated recoverable value as of period / year end.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company are recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties are adjusted to show their fair value. The Company identifies the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

o.     Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period / year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Changes in provisions are showed in Exhibit E.

•	Allowance for doubtful accounts:
The allowance for losses is recognized when, based on current information and events, it is probable that will be unable to collect all amounts due according to the terms of the agreements. The allowance is calculated based on an individual analysis of the recoverability of the accounts receivable.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

q.	(Continued)

The estimate of the amount and the possibility of fulfillment are made considering the opinion of the legal counsels. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

•	For impairment of assets:
The Company regularly asses its non-current assets for recoverability at the end of every year.

The Company estimates the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

•	For lawsuits:
The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company's future results of operations and financial condition or liquidity.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

q.	(Continued)

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

"Cumulative translation adjustments" corresponds to exchange rate differences generated by investments in foreign companies classified as non-integrated to the Company’s transactions.

“Long-term incentive program reserve”, corresponds to contributions accrued by the Company and its subsidiaries (at the participation rate), following the Long-term Incentive Program mentioned on Note 23. The reimbursement of APSA’s dividends expired has been recorded against Retained Earnings proportionally to the Company’s interest (See Note 24 B.6 to the unaudited consolidated financial statements).

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

s.	(Continued)

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.        Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.
•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.
•	The Company’s receivable is not subject to future subordination.
•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.     Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

x.	(Continued)

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year.

Any difference arising during the period / year due to the application of measurement criteria has been recognized under "Financial results generated on assets/liabilities”, as applicable.

1.6.         Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, IRSA´s Board of Directors has approved the specific implementation plan for the application of IFRS, which is currently underway.

NOTE 2:   CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Cash on hand (Exhibit G)	121	149
Banks accounts (Exhibit G)	35,095	27,127
	35,216	27,276

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 3:                 ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Trade receivables, leases receivable and services (1) (Exhibit G)	20,943	448	27,569	1,885
Related parties (Note 12.a.) (Exhibit G)	10,570	-	15,285	-
Debtors under legal proceedings and past due debts	8,162	-	8,596	-
Checks to be deposited	226	-	6,908	-
Notes receivable	337	-	-	-
Less:
Allowance for doubtful accounts (Exhibit E)	(9,803)	-	(9,822)	-
	30,435	448	48,536	1,885
(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:                 OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	20,313	2,856	58,914	2,851
Prepaid expenses	6,443	1,556	5,417	992
MPIT	-	70,647	2,363	54,278
Deferred income tax (Note 15)	-	4,325	-	-
Present value	-	(136)	-	(146)
Maintenance fees to be reimbursed	1,461	-	1,993	-
Others (Exhibit G)	4,714	755	4,221	763
	32,931	80,003	72,908	58,738

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 5:                 INVENTORIES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Units to be received Caballito (1) (Note 12.a.)	-	52,205	-	51,999
Caballito Nuevo (2)	1,764	375	5,473	-
El Encuentro (3)	1,565	1,694	4,432	1,486
Plots of land receivable Pereiraola (4)	-	8,200	-	8,200
Abril	358	807	1,085	-
Other inventories	802	-	989	-
	4,489	63,281	11,979	61,685

(1)	See Note 16.11.

(2)
In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo”. As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

During the fiscal year ended on June 30, 2011, several sale agreements had been subscribed, which measured the properties at their net realizable value and for which all deeds have been issued. During the nine-month period ended on March 31, 2012 and 2011 Ps. 1,415 and Ps. 3,626, respectively, were generated on this concept. As of March 31, 2012 the sale had been perfected upon execution of the deed of conveyance of 109 units and 43 parking spaces for which the respective preliminary sales agreements had been signed.

(3)
In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. During the fiscal year ended on June 30, 2011, several sale agreements were subscribed and the corresponding deeds have been issued. During the nine-month period ended March 31, 2012 an additional sale agreement which measured the properties at their net realizable value was subscribed, generating a result of Ps. 338 on that concept. As of March 31, 2012 the property rights has been recorded as public deed for 78 residential lots.

(4)	See Note 16.3.

NOTE 6:                 TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Related parties (Note 12.a.) (Exhibit G)	3,513	6,252
Suppliers (Exhibit G)	6,296	5,629
Accruals	6,306	6,746
Others	195	107
	16,310	18,734

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 7:                 CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2012	June 30, 2011
Customer advances (Exhibit G)	1,982	3,632
Leases and services advances	1,119	1,339
	3,101	4,971

NOTE 8:                 SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts (Exhibit G)	140,650	-	365,198	-
Bank loans (Exhibit G) (1)	143,153	29,390	108,968	27,585
Non-convertible Notes – 2013 Class III (Note 17.2) (4)	52,106	101,956	-	-
Non-convertible Notes – 2014 Class IV (Note 17.2 and Exhibit G) (5)	(272)	147,662	-	-
Non-convertible Notes – 2017 Class I (Note 17.1 and Exhibit G) (2)	8,431	653,425	20,960	612,419
Non-convertible Notes – 2020 Class II (Note 17.1 and Exhibit G) (3)	13,977	638,699	30,800	598,116
	358,045	1,571,132	525,926	1,238,120

(1)	Balances as of March 31, 2012 includes:
a) Ps. 32,386 under current balances and Ps. 29,390 under long-term balances in relation to the debt for purchase the Republica building (Exhibit G).
b) Ps. 60,713 as current loans granted by Banco Provincia due in May and July 2012 and accruing interest at a fixed rate of 14% per annum.
c)	Ps. 50,054 as current loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 3,425 non-current as of March 31, 2012 and Ps. 874 current and Ps. 4,081 non-current as of June 30, 2011.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 5,151 non-current as of March 31, 2012 and Ps. 710 current and Ps. 5,683 non-current as of June 30, 2011.
(4) It is disclosed net of issuance expenses for Ps. 2,014 current and Ps. 150 non-current, as of March 31, 2012.
(5)
It includes interest in the amount of Ps. 1,391 and current issuance expenses in the amount of Ps. 1,663, as well as principal in the amount of Ps. 148,152 and non-current issuance expenses for Ps. 490 as of March 31, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 9:                 TAXES PAYABLES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Provision on tax on Shareholders’ personal assets	4,199	1,117	3,668	-
MPIT, net	7,684	-	-	-
VAT, net	2,109	-	3,965	-
Tax retentions to third parties	1,107	-	1,051	-
Gross revenue tax	385	-	555	-
Tax facilities for gross revenue tax	109	140	128	222
Tax facilities for municipal taxes	142	224	142	331
Deferred income tax (Note 15)	-	-	-	41,256
Other taxes	76	-	572	-
	15,811	1,481	10,081	41,809

NOTE 10:                   OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	78,402	50,253	11,670	55,139
Directors’ fees provision (Note 12.a.) (1)	12,660	-	5,508	-
Administration and reserve funds	2,757	-	2,975	-
Guarantee deposits (Exhibit G)	1,418	7,196	2,479	4,873
Present value	-	(110)	-	(95)
Operations to liquidate (Note 22)	836	-	-	-
Others	1,242	194	1,224	195
	97,315	57,533	23,856	60,112

(1)	As of March 31, 2012 and June 30, 2011, it is disclosed net of advances to Directors for Ps. 5,336 and Ps. 17,935, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 11:                      OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March.31, 2012	March 31, 2011
Other income:
Recovery of allowances	294	-
Others	2,152	47
Subtotal	2,446	47

Other expenses:
Donations	(2,389)	(5,096)
Tax on Shareholders´ personal assets	(3,065)	(3,096)
Unrecoverable VAT	(53)	(1,032)
Lawsuits contingencies (1)	(5,345)	(123)
Others	(829)	(57)
Subtotal	(11,681)	(9,404)
Total Other expenses, net	(9,235)	(9,357)

(1)	As of March 31, 2012 and 2011 includes Ps. 40 and Ps. 115, corresponding to legal expenses and provisions, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of March 31, 2012 and June 30, 2011 with subsidiaries shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable net-current	Other receivables- current	Other receivable non-current	Inventories non current Units to be received Caballito	Trade accounts payable- current	Other current liabilities	Other non-current liabilities	Total
Alafox S.A. (1)	-	-	-	2	-	-	-	-	-	2
Alto Palermo S.A. (1)	9,722	138,982	1,506	1,818	-	-	(1,033)	(36,771)	-	114,224
Apsamedia S.A. (1)	-	-	86	55	-	-	-	-	-	141
Baicom Networks S.A. (5)	-	-	118	5	-	-	(7)	-	-	116
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(81)	-	-	(81)
Cactus Argentina S.A. (4)	-	-	3	-	-	-	-	-	-	3
Canteras Natal Crespo S.A. (5)	-	-	897	88	-	-	-	-	-	985
Codalis S.A. (1)	-	-	-	2	-	-	-	-	-	2
Consorcio Dock del Plata (4)	-	-	-	-	-	-	(137)	-	-	(137)
Consorcio Libertador (4)	-	-	34	13	-	-	(126)	(4)	-	(83)
Consorcio Torre Boston (4)	-	-	63	254	-	-	(256)	-	-	61
Consultores Assets Management S.A. (4)	-	-	2,116	26	-	-	(5)	-	-	2,137
Cresud S.A.C.I.F. y A. (2)	-	-	-	6,469	-	-	-	(5,184)	-	1,285
Cyrsa S.A. (5)	-	-	30	441	-	-	(46)	-	-	425
Directors (4)	-	-	-	156	-	-	(18)	(12,660)	(8)	(12,530)
Doneldon S.A. (1)	-	-	-	2	-	-	-	-	-	2
E-Commerce Latina S.A. (1)	-	-	1	4	-	-	-	(309)	(7,217)	(7,521)
Efanur S.A. (1)	-	-	-	2	-	-	-	-	-	2
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(1)	-	-	(1)
Estudio Zang, Bergel & Viñes (4)	-	-	-	62	-	-	(254)	-	-	(192)
Fibesa S.A. (1)	-	-	42	26	-	-	(5)	-	-	63
Fundación IRSA (4)	-	-	27	2	-	-	(1)	-	-	28
Futuros y opciones S.A. (4)	-	-	-	1	-	-	(2)	-	-	(1)
Hersha Hospitality Trust (3)	-	-	-	151	-	-	-	-	-	151
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	(1)	(879)	-	(826)
IMadison LLC (1)	-	-	-	790	-	-	-	-	-	790
Inversora Bolívar S.A. (1)	-	-	-	34	-	-	(27)	(173)	(6,173)	(6,339)
IRSA International LLC (1)	-	-	-	782	-	-	(585)	-	-	197
Jiwin S.A. (1)	-	-	-	1	-	-	-	-	-	1
Llao Llao Resorts S.A. (1)	-	-	1,937	391	-	-	(1)	-	(8)	2,319
Museo de los niños (4)	-	-	31	-	-	-	(3)	-	-	28
New Lipstick LLC (3)	-	-	-	1,041	-	-	-	-	-	1,041
Nuevas Fronteras S.A. (1)	-	-	163	7,032	-	-	(95)	(34,108)	-	(27,008)
Nuevo Puerto Santa Fe S.A. (5)	-	-	1	-	-	-	-	-	-	1
Palermo Invest S.A. (1)	-	-	1	5	-	-	-	(223)	-	(217)
Panamerican Mall S.A. (1)	-	-	3	145	-	-	-	-	-	148
Loans granted to employees (4)	-	-	1	7	-	-	(21)	-	-	(13)
Puerto Retiro S.A. (5)	-	-	139	9	-	-	(11)	-	-	137
Quality Invest S.A. (5)	-	-	17	13	-	-	-	(112)	-	(82)
Real Estate Investment Group LP (1)	-	-	-	31	-	-	-	-	-	31
Real Estate Investment Group LP V (1)	-	-	-	10	-	-	-	-	-	10
Real Estate Strategies LP (1)	-	-	-	160	-	-	-	-	-	160
Ritelco S.A. (1)	-	-	5	-	-	-	-	(639)	(36,847)	(37,481)
Sedelor S.A. (1)	-	-	-	2	-	-	-	-	-	2
Shopping Neuquén S.A. (1)	-	-	-	1	-	-	-	-	-	1
Solares de Santa María S.A. (1)	-	-	2,552	65	2,856	-	-	-	-	5,473
Tarshop S.A. (3)	-	-	60	6	-	-	-	-	-	66
TGLT S.A. (3)	-	-	698	-	-	52,205	(797)	-	-	52,106
Torodur S.A. (1)	-	-	10	125	-	-	-	-	-	135
Tyrus S.A. (1)	-	-	28	31	-	-	-	-	-	59
Totals as of March 31, 2012	9,722	138,982	10,570	20,313	2,856	52,205	(3,513)	(91,062)	(50,253)	89,820

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non-current Investments	Account receivable- net current	Other receivables- current	Other receivables- non current	Inventories non current Units to be received Caballito	Trade accounts payable- current	Other current liabilities	Other – non current liabilities	Total
Alto Palermo S.A. (1)	19,228	130,444	2,148	595	-	-	(1,858)	(10)	-	150,547
Arcos del Gourmet S.A. (1)	-	-	1	1	-	-	-	-	-	2
Baicom Networks S.A. (5)	-	-	122	9	-	-	-	-	-	131
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(252)	-	-	(252)
Cactus Argentina S.A. (4)	-	-	3	-	-	-	-	-	-	3
Canteras Natal Crespo S.A. (5)	-	-	804	83	-	-	-	-	-	887
Consorcio Libertador (4)	-	-	139	16	-	-	(63)	(4)	-	88
Consorcio Torre Boston (4)	-	-	1,076	344	-	-	(836)	-	-	584
Consultores Assets Management S.A. (4)	-	-	986	29	-	-	(4)	-	-	1,011
Cresud S.A.C.I.F. y A. (2)	-	-	-	7,614	-	-	-	(4,906)	-	2,708
Cyrsa S.A. (5)	-	-	3,344	21	-	-	(2,169)	-	-	1,196
Directors (4)	-	-	-	155	-	-	-	(5,508)	(8)	(5,361)
E-Commerce Latina S.A. (1)	-	-	-	1	-	-	-	(297)	-	(296)
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(4)	(2)	-	(6)
Estudio Zang, Bergel & Viñes (4)	-	-	-	9	-	-	(431)	-	-	(422)
Fibesa S.A. (1)	-	-	50	10	-	-	(8)	-	-	52
Fundación IRSA (4)	-	-	28	1	-	-	(1)	-	-	28
Futuros y opciones S.A. (4)	-	-	1	-	-	-	(2)	-	-	(1)
Hersha Hospitality Trust (3)	-	-	-	142	-	-	-	-	-	142
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	-	(825)	-	(771)
IMadison LLC (1)	-	-	-	714	-	-	-	-	-	714
Inversora Bolívar S.A. (1)	-	-	-	5	-	-	(25)	(134)	-	(154)
IRSA International LLC (1)	-	-	-	670	-	-	(549)	-	-	121
Llao Llao Resorts S.A. (1)	-	-	1,897	1,041	-	-	-	-	(7)	2,931
Museo de los niños (4)	-	-	29	-	-	-	(3)	-	-	26
New Lipstick LLC (3)	-	-	-	842	-	-	-	-	-	842
Nuevas Fronteras S.A. (1)	-	-	102	1	-	-	(14)	(5,037)	-	(4,948)
Palermo Invest S.A. (1)	-	-	-	4	-	-	-	(210)	-	(206)
Panamerican Mall S.A. (1)	-	-	37	3	-	-	(1)	-	-	39
Loans granted to employees (4)	-	-	-	421	-	-	(21)	-	-	400
Puerto Retiro S.A. (5)	-	-	116	1	-	-	(11)	-	-	106
Quality Invest S.A. (5)	-	-	1,597	483	-	-	-	(32)	-	2,048
Real Estate Investment Group LP (1)	-	-	-	9,171	-	-	-	-	-	9,171
Real Estate Investment Group LP IV (1)	-	-	-	34,605	-	-	-	-	-	34,605
Real Estate Investment Group LP V (1)	-	-	-	9	-	-	-	-	-	9
Real Estate Strategies LP (1)	-	-	-	9	-	-	-	-	-	9
Ritelco S.A. (1)	-	-	-	4	-	-	-	(213)	(55,124)	(55,333)
Shopping Neuquén S.A. (1)	-	-	-	1	-	-	-	-	-	1
Solares de Santa María S.A. (1)	-	-	1,979	48	2,851	-	-	-	-	4,878
Tarshop S.A. (3)	-	-	113	-	-	-	-	-	-	113
TGLT S.A. (3)	-	-	658	1,680	-	51,999	-	-	-	54,337
Torodur S.A. (1)	-	-	10	113	-	-	-	-	-	123
Tyrus S.A. (1)	-	-	26	6	-	-	-	-	-	32
Unicity S.A. (1)	-	-	18	-	-	-	-	-	-	18
Totals as of June 30, 2011	19,228	130,444	15,285	58,914	2,851	51,999	(6,252)	(17,178)	(55,139)	200,152

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended March 31, 2012 and 2011 are as follows:

Related parties	Sale and services fees	Leases	Interest Income	Donations	Fees	Costs of services	Interest expense	Total
Alto Palermo S.A. (1)	237	3,762	11,082	-	(1,304)	-	(432)	13,345
Canteras Natal Crespo S.A. (5)	72	-	7	-	-	-	-	79
Consorcio Libertador (4)	-	10	-	-	-	(260)	-	(250)
Consorcio Torre Boston (4)	-	-	-	-	-	(285)	-	(285)
Consultores Assets Management S.A. (4)	-	117	-	-	-	-	-	117
Cresud S.A.C.I.F. y A. (2)	-	588	1,561	-	(16,398)	-	-	(14,249)
Cyrsa S.A. (5)	-	1	-	-	-	-	-	1
Directors (4)	-	-	-	-	(17,996)	-	-	(17,996)
E-Commerce Latina S.A. (1)	5	-	-	-	-	-	(272)	(267)
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	(1,648)	-	-	(1,648)
Fibesa S.A. (1)	-	620	-	-	-	-	-	620
Fundación IRSA (4)	-	-	-	(1,283)	-	-	-	(1,283)
Real Estate Strategies LP (1)	-	-	13	-	-	-	-	13
Inversora Bolívar S.A. (1)	-	-	-	-	-	-	(280)	(280)
Llao Llao Resorts S.A. (1)	-	61	-	-	-	-	-	61
Nuevas Fronteras S.A. (1)	374	-	-	-	-	-	(1,160)	(786)
Palermo Invest S.A. (1)	-	-	-	-	-	-	(1)	(1)
Loans granted to employees (4)	-	-	20	-	-	-	-	20
Quality Invest S.A. (5)	162	-	-	-	-	-	-	162
Real Estate Investment Group LP (1)	-	-	142	-	-	-	-	142
Real Estate Investment Group IV (1)	-	-	270	-	-	-	-	270
Ritelco S.A. (1)	-	-	-	-	-	-	(710)	(710)
Tarshop S.A. (3)	166	1,807	-	-	-	-	-	1,973
Totals as of March 31, 2012	1,016	6,966	13,095	(1,283)	(37,346)	(545)	(2,855)	(20,952)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sale and services fees	Leases	Costs of services	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (1)	-	3,413	-	14,925	-	(887)	(1,660)	15,791
Canteras Natal Crespo S.A. (5)	72	-	-	6	-	-	-	78
Cresud S.A.C.I.F. y A. (2)	-	511	-	583	-	(12,932)	(4,759)	(16,597)
Consorcio Dock del Plata (4)	78	-	-	-	-	-	-	78
Consorcio Libertador (4)	92	9	-	-	-	-	-	101
Consorcio Torre Boston (4)	241	-	-	-	-	-	-	241
Consultores Assets Management S.A. (4)	-	14	-	-	-	-	-	14
Cyrsa S.A. (5)	-	12	-	-	-	-	-	12
Directors (4)	-	-	-	-	-	(13,865)	-	(13,865)
E-Commerce Latina S.A. (1)	5	-	-	523	-	-	-	528
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	-	(2,448)	-	(2,448)
Fibesa S.A. (1)	29	537	-	-	-	-	-	566
Fundación IRSA (4)	-	-	-	-	(2,317)	-	-	(2,317)
Inversora Bolivar S.A. (1)	-	-	-	507	-	-	-	507
Llao Llao Resorts S.A. (1)	-	57	-	612	-	-	-	669
Nuevas Fronteras S.A. (1)	535	-	-	-	-	-	(180)	355
Palermo Invest S.A. (1)	-	-	-	214	-	-	(24)	190
Loans granted to employees (4)	-	-	-	46	-	-	-	46
Quality Invest S.A. (5)	-	-	-	81	-	-	-	81
Real Estate Investment Group LP (1)	-	-	-	1,342	-	-	-	1,342
Ritelco S.A. (1)	-	-	-	307	-	-	(691)	(384)
Solares de Santa María S.A. (1)	-	-	-	1,120	-	-	-	1,120
Tarshop S.A. (3)	141	1,842	-	-	-	-	-	1,983
Tyrus S.A. (1)	-	-	-	377	-	-	-	377
Totals as of March 31, 2011	1,193	6,395	-	20,643	(2,317)	(30,132)	(7,314)	(11,532)

(1)	Subsidiary (direct or indirect).
(2)	Shareholders.
(3)	Related party (direct or indirect).
(4)	Related party.
(5)	Direct or indirectly joint control.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                  (Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	March 31, 2012	March 31, 2011
Gain on equity investees	300,248	268,507
Gain on the sale of equity interest in subsidiaries or related parties	-	4,727
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	4,535	(624)
Accrual of financial results from notes of APSA (Note 18.1)	(5,391)	(7,307)
Foreign exchange gain on higher value of notes of APSA	(693)	393
	298,699	265,696

NOTE 13:                  EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	March 31, 2012	March 31, 2011
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	-	-
Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2012	March 31, 2011
Net income for calculation of basic earnings per share	216,709	223,161
Dilutive effect	-	-
Net income for calculation of diluted earnings per share	216,709	223,161
Net basic income per share	0.374	0.386
Net diluted income per share	0.374	0.386

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:                  COMMON STOCK

a.	Common stock

As of March 31, 2012, common stock was as follows:

	Par Value	Approved by
		Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	-	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008
	578,676
(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:                   (Continued)

b.       Restriction on the distribution of profits

i)
In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5 w.

NOTE 15:                      INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period end
Deferred assets and liabilities
Cash and Banks	(2,747)	1,691	(1,056)
Investments	48,538	897	49,435
Accounts receivable, net	88	(287)	(199)
Other receivables	(397)	2,457	2,060
Inventories	(18,979)	18,708	(271)
Fixed assets, net	(97,112)	(16,606)	(113,718)
Tax loss carryfowards	32,143	37,489	69,632
Short and long-term debt	(3,973)	(1,094)	(5,067)
Salaries and social security payable	684	334	1,018
Other liabilities	499	1,992	2,491
Total net deferred (liabilities) / assets	(41,256)	45,581	4,325

The detail of tax loss carryfowards not expired that have not yet been used as of fiscal year amounts to:

Year of generation	Amount	Statute of Limitation
2011	48,966	2016
2012	149,983	2017
Tax loss carryforwards	198,949

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:                   (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended March 31, 2012 and 2011, respectively:

Items	03.31.12	03.31.11
Pretax income	171,128	208,354
Statutory income tax rate	35%	35%
Income tax expense at statutory tax rate on pretax income	59,895	72,924
Permanent differences at tax rate:
- Restatement into constant currency	1,289	1,342
- Amortization of intangible assets	(4,669)	2,230
- Results on equity investees	(101,642)	(91,704)
- Donations	836	1,784
- Other	(1,290)	(1,383)
- Total income tax charge	(45,581)	(14,807)

Minimum Presumed Income Tax credit recorded by the Company and pending of use as of this period-end amounts to Ps. 70,647. In accordance with the legislation in effect, it can be offset with future taxable income as per the following detail:

Year of generation	Amount	Statute of Limitation
2003	259	2013
2004	69	2014
2005	2,362	2015
2006	7,697	2016
2008	1,609	2018
2009	6,604	2019
2010	13,659	2020
2011	22,101	2021
2012 Provision	16,287	2022
Total	70,647

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:                   (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	03.31.12	03.31.11
Total income tax expense	(45,581)	(14,807)
Less temporary differences:
Additions
Investments	897	-
Fixed assets, net	(16,606)	-
Salaries and social security payable	334	231
Tax loss carryfowards	37,489	14,832
Short and long-term debt	(1,094)	(2,070)
Other liabilities	1,992	588
Inventories	-	(7,020)
Reversals
Cash and Banks	1,691	201
Fixed assets, net	-	10,695
Investments	-	(5,887)
Other receivables	2,457	233
Accounts receivable, net	(287)	(7)
Inventories	18,708	-
Total temporary differences	45,581	11,796
Less: Difference between tax return and tax provision	-	3,011
Total income tax	-	-

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 and 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 137.3 million which should be recorded in the retained earnings for Ps. 141.8 million (loss) and in the income statement accounts of the fiscal year Ps. 4.5 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	13.3	13.3	13.6	97.1	137.3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

On July 7, 2011, the Company subscribed a sale agreement of some offices at Libertador 498. The agreed total price is US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.38 million at the time of recording the public deed and granting possession, c) US$ 0.37 million, on April 27, 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the Company. On October 17, 2011, the Company issued the deed. The result for this transaction amounts to Ps. 8.1 million.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to US$ 3.8 million.

On December 20, 2011, the Company subscribed a sale agreement of some offices from the property known as "Museo Renault" at Figueroa Alcorta 3301. The total price agreed is US$ 5.2 million payable in the following way: a) US$ 1.56 million when the agreement was subscribed; and b) US$ 3.64 million when the deed was granted, which was issued on March 07, 2012. The result for this transaction amounts to US$ 3.8 million. Furthermore, after March 31, 2012 other functional units were sold (See Note 24.4).

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 35,175 square meters.

In addition, during the nine-month period ended on March 31, 2011 the Company sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 8.1 million.

2.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

2.	(Continued)

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of March 31, 2012, the Company’s interest in APSA rose from 94.87% (See Note 18.2. and 24.3).

3.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which initially it has collected US$ 1.94 million. The balance is being paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal.

4.	Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence of this operation the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

5.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

6.	Acquisition of shares in Banco Hipotecario S.A. (BHSA)

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, BHSA sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offering and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

7.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce Latina S.A. the remaining 11.39%.

8.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

9.	Sale of interest in Quality Invest S.A. (Quality)

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

10.	Purchase of Banco de Crédito & Securitización S.A. (“BACS”) shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

11.	Caballito plot of land barter (TGLT S.A.)

On June 29, 2011, the Company subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total Price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of the Company a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

12.	Acquisition of shares in companies in the Oriental Republic of Uruguay

The Company purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

NOTE 17:	ISSUANCE OF CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAMS

1.	Issuance of notes program for an amount up to US$ 450 million

In February 2007, the Company issued Non-convertible Notes (Non-convertible Notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible Notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non-convertible Notes - 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible Notes - 2017 contain certain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	(Continued)

2.	Issuance of notes program for an amount up to US$ 300 million

In the framework of the Corporate Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Corporate Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III and IV:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months and interests to be paid in 6 instalments, on a quarterly basis, from May 14, 2012.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 24 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 6 instalments, on a quarterly basis, from May 14, 2012.

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Agreement entered into with Cresud S.A.C.I.F. y A. (Cresud) over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud entered into an agreement to assign rights, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud paid, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

After the balance sheet date, the assignment contract was cancelled (See Note 24.3).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

3.	Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011

The following are some of the resolutions adopted by the shareholders’ meeting:

•	Payment of a dividend exclusively in cash, for Ps. 211,575.

•	The fees of the Board of Directors for Ps. 23,443.

•	Allocation of up to 1% of the Company’s equity to the purchase of treasury stocks, with the purpose of implementing the long-term incentive program (See Note 23).

•
Delegation on the Board of Directors the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time. (See Note 17.2.)

•
Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

4.	Negative working capital

At the period end the Company had posted a Ps. 347,428 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

NOTE 19:                      RESTRICTED ASSETS

1.
The Company has a pledge on Cyrsa S.A.’s shares, as collateral for the latter’s obligation to transfer the units to be built in the premises located in Av. del Libertador 1755, for the balance of the purchase price.

2.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was an obligation to notify the situation. The Company appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction. As of the date of issuance of these financial statements, the CNDC is analyzing this decision.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August 2007, the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November 2007, the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. On November 10, 2011, through Resolution SCI No. 356, the real estate purchase agreement was authorized.

NOTE 22:	FINANCIAL DERIVATES

During the period, the Company entered into transactions with derivative instruments which resulted in an unrealized loss of Ps. 887 and is accounted under "Other financing expenses" in the Statement of Income.

The table below lists the derivative financial transactions entered and the recorded amount included in gains/losses for the period:

Futures	Bank	Amount US$	Due date	Loss
Open transactions
Purchase of dollars	Standard Bank Argentina S.A.	3,000	04/30/12	(300)
Purchase of dollars	Banco Itau Argentina S.A.	2,000	04/30/12	(164)
Purchase of dollars	Banco Itau Argentina S.A.	3,000	04/30/12	(372)
Subtotal				(836)
Cancel transactions
Purchase of dollars	Banco Itau Argentina S.A.	2,500	02/29/12	(51)
Subtotal				(51)
Loss on derivative financial instruments				(887)

As of March 31, 2012, the balance of derivative financial instruments open transactions amounts to Ps. 836 and is disclosed under “Other Payables” line item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	LONG-TERM INCENTIVE PROGRAM

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	Death

NOTE 24:	SUBSEQUENT EVENTS

1.	Transactions with related parties - IRSA Credit Facility

Cresud has requested and entered into a credit facility with IRSA for a sum of up to US$ 7.0 million for a term of 180 days at a rate of 7.5% (nominal annual rate), in which the Company will be the lender and Cresud the borrower.

2.	Call for Ordinary and Extraordinary Meeting of Shareholders to be held on May 23, 2012

The following items on the agenda will be transacted:

•	Consideration of payment of a cash dividend for a total amount of up to Ps. 99,000.
•	Partial release of “Reserves for new developments” and “Retained earnings” in the amounts of Ps. 27,892 and Ps. 71,108, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

3.	Increase in APSA shareholding

On April 3, 2012, Cresud notified its intended to cancel before the expiration date the Assignment of Rights described in Note 18.2 to the unaudited basic financial statements. As indicated in the agreement, cancellation becomes effective on April 10, 2012. Pursuant to the above, the Company has increased its shareholding in APSA to 95.57%, being in a situation of almost total control.

4.	Bill of sale for units in the “Museo Renault” property

On April 24, 2012, the Company executed a bill of sale for the sale of three functional units in the real property known as “Museo Renault”. This sale was agreed at a total price of US$ 5.5 million. The notarial deed and mortgage indenture for the price balance will be executed and delivered on May 16, 2012.

5.	Acquisition of the Company´s shares

Cresud S.A.C.I.F. y A. has acquired 570,000 American Depositary Receipts (ADRs) issued by IRSA through open market transactions at a price of US$ 4.91 million; such ADRs represent a 0.985% of all outstanding shares of the Company. Hence, Cresud interest in IRSA has increased to 64.20%.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net
For the nine-month periods beginning on July 1, 2011
and ended March 31, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of end of period / year	Depreciation				Allowances for impairment (2)	Net carrying value as of March 31, 2012	Net carrying value as of June 30, 2011
					Accumulated as of beginning of year	For the period / year		Accumulated as of end of the period / year
						Increases, decreases and transfers	Amount (1)
Furniture and fixtures	2,904	135	-	3,039	2,565	-	30	2,595	-	444	339
Machinery, equipment and computer equipment	11,125	415	38	11,578	10,188	-	353	10,541	-	1,037	937
Leasehold improvements	8,180	-	510	8,690	8,129	-	109	8,238	-	452	51
Vehicles	221	-	-	221	221	-	-	221	-	-	-
Work in progress	2,299	970	(209)	3,060	-	-	-	-	-	3,060	2,299
Advances for fixed assets	1,645	673	(1,023)	1,295	-	-	-	-	-	1,295	1,645
Subtotal other fixed assets	26,374	2,193	(684)	27,883	21,103	-	492	21,595	-	6,288	5,271

Properties:
Avda. de Mayo 595	7,339	-	-	7,339	3,084	-	176	3,260	-	4,079	4,255
Bouchard 551	160,657	-	-	160,657	12,415	-	1,746	14,161	-	146,496	148,242
Bouchard 710	72,499	-	-	72,499	8,222	-	769	8,991	-	63,508	64,277
Constitución 1111	1,338	-	-	1,338	484	-	32	516	-	822	854
Constitución 1159	8,762	-	-	8,762	-	-	-	-	(2,375)	6,387	6,387
Costeros Dique IV	23,337	-	-	23,337	4,814	-	441	5,255	-	18,082	18,523
Plot of land Catalinas Norte	102,666	6,146	248	109,060	-	-	-	-	-	109,060	102,666
Libertador 498 (5)	17,362	-	(2,891)	14,471	5,338	(895)	310	4,753	-	9,718	12,024
Madero 1020	363	-	-	363	166	-	16	182	-	181	197
Maipú 1300	52,716	-	-	52,716	15,812	-	1,037	16,849	-	35,867	36,904
Rivadavia 2768	334	-	-	334	143	-	19	162	-	172	191
Sarmiento 517	485	-	-	485	109	-	14	123	(125)	237	244
Suipacha 652	17,010	-	-	17,010	6,526	-	339	6,865	-	10,145	10,484
Torre BankBoston (3)	169,078	-	-	169,078	11,099	-	2,180	13,279	-	155,799	157,979
Museo Renault (4) (5)	8,503	-	(5,163)	3,340	860	(587)	140	413	-	2,927	7,643
Edificio República	230,757	64	3	230,824	15,222	-	3,563	18,785	-	212,039	215,535
Dique IV	67,093	-	-	67,093	4,875	-	1,689	6,564	-	60,529	62,218
Alto Palermo Park	622	-	-	622	80	-	3	83	-	539	542
Intercontinental	113,969	404	433	114,806	35,575	-	3,053	38,628	-	76,178	78,394
Thames (5)	8,955	-	(8,955)	-	5,058	(5,058)	-	-	-	-	3,897
Casona Abril	3,412	-	-	3,412	887	-	151	1,038	-	2,374	2,525
Subtotal properties	1,067,257	6,614	(16,325)	1,057,546	130,769	(6,540)	15,678	139,907	(2,500)	915,139	933,981
Total as of March 31, 2012	1,093,631	8,807	(17,009)	1,085,429	151,872	(6,540)	16,170	161,502	(2,500)	921,427	-
Total as of June 30, 2011	1,092,847	5,012	(4,228)	1,093,631	131,276	(986)	21,582	151,872	(2,507)	-	939,252

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 7 (Exhibit H).
(3)	Includes Ps. 5,324 and Ps. 5,481 as of March 31, 2012 and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note1.5.I.).
(4)	Includes Ps.1,111 and Ps. 2,951 as of March 31, 2012 and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note1.5.I.).
(5)	See Note 16.1.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible assets
For the nine-month periods beginning on July 1, 2011
and ended March 31, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value				Amortization
	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of period / year-end	Accumulated as of beginning of year	For the period / year		Accumulated as of end of the period / year-end
						Additions and deductions and transfers	Amount (1)		Net carrying value as of March 31, 2012	Net carrying value as of June 30, 2011
Project development expenses	294	-	-	294	253	-	-	253	41	41
Total as of March 31, 2012	294	-	-	294	253	-	-	253	41	-
Total as of June 30, 2011	7,841	-	-	7,841	7,120	-	680	7,800	-	41

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

						Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Currency	P.V.	Amount	Book value at March 31, 2012	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholder’ equity	(1) Interest in capital stock

Current investments
Boden 2012 (Exhibit G) (2)	US$	0,001		1	2
Boden 2013 (Exhibit G) (2)	US$	0,001		13	10
Total as of March 31, 2012				14
Total as of June 30, 2011					12

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C ( Continued)

						Issuer’s information
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2012	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Palermo Invest S.A.	Common 1 vote	0.001	152,649,263	176,025	163,756	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.12	152,649	12,269	176,125	100.00%
	Irrevoc. Contrib.			100	-
	Higher Inv. Value			5,147	5,147
	Purchase expenses			329	332
	Eliminations			(28,559)	(29,987)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	19,909	19,041	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.12	19,209	1,085	24,886	80.00%
	Higher Inv. Value			1,062	1,161
	Purchase expenses			26	28

Alto Palermo S.A. (1)	Common 1 vote	0.001	120,407,124	992,041	866,968	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.12	125,989	242,087	1,038,025	94.87%
	Goodwill			(340,664)	(341,735)
	Higher Inv. Value			488,027	488,094
	Eliminations			(3,698)	(4,314)

Llao Llao Resorts S.A.	Common 1 vote	0.001	73,580,206	44,987	52,144	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.12	147,160	(14,315)	109,173	50.00%
	Purchase expenses			128	138
	Irrevoc. Contrib.			9,600	-

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

						Issuer’s information
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2012	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)		Income – (loss) for the period		Shareholders´ equity		Interest in capital stock
Banco de Crédito & Securitización S.A.	Common 1 vote.	0.001	3,187,500	6,784	6,117	Banking	Tte Gral Perón 655, Buenos Aires	03.31.12	(3)	62,500	(3)	(10,988)	(3)	129,687	5.10%

Ritelco S.A.	Common 1 vote	0.001	181,016,717	252,864	242,106	Investment	Zabala 1422, Montevideo	03.31.12		66,970		10,758		280,204	100.00%
	Irrevoc. Contrib.			27,340	27,340		Uruguay
	Eliminations			(179)	(190)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	171,365	158,397	Banking	Reconquista 151 floor 1	03.31.12	(3)	1,500,000	(3)	209,533	(3)	3,277,630	5.00%
	Goodwill			(1,677)	(1,784)		Buenos Aires
	Higher Inv. Value			9	11

Canteras Natal Crespo S.A.	Common 1 vote	0.001	3,223,565	818	732	Extraction and	Caseros 85 floor 3,	03.31.12		6,447		(1,241)		2,017	50.00%
	Higher Inv. Value			4,842	4,842	sale of arids	Office 33
	Irrevoc. Contrib.			191	435		Córdoba
	Purchase expenses			319	319

Inversora Bolívar S.A.	Common 1 vote	0.001	78,624,477	230,914	219,746	Acquisition, building	Bolívar 108 floor 1, Buenos Aires	03.31.12		82,649		11,251		242,733	95.13%

Quality Invest S.A. (7)	Common 1 vote	0.001	22,059,679	19,458	(18)	Real estate investments	Bolívar 108 floor 1, Buenos Aires	03.31.12		44,119		(4,631)		38,916	50.00%
	Irrevoc. Contrib.			-	21,792

E-Commerce Latina S.A.	Common 1 vote	0.001	82,193,821	197,774	184,496	Direct or indirect interest	Florida 537 floor 18, Buenos Aires	03.31.12		82,194		13,277		197,824	100.00%
	Irrevoc. Contrib.			50	-	in companies related to communication but not limited	Buenos Aires

CYRSA S.A. (4)	Common 1 vote	0.001	119,608,531	127,145	127,644	Real estate investments	Bolívar 108, floor 1, Buenos Aires	03.31.12		239,217		(999)		254,289	50.00%
	Purchase expenses			1	1

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

						Issuer’s information
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2012	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Solares de Santa María S.A.	Common 1 vote	0.001	298,855,025	297,762	296,590	Real estate investments	Bolívar 108, floor 1	03.31.12	330,472	(253)	329,563	90.43%
	Eliminations			(166,521)	(166,521)		Buenos Aires
	Irrevoc. Contrib.			271	-

Manibil S.A.	Common 1 vote	0.001	23,897,880	28,303	27,671	Real estate investment and building	Av. Del Libertador 498 floor 10 Office 6	03.31.12	48,772	1,290	57,763	49.00%
	Goodwill			10	10		Buenos Aires

Tyrus S.A.	Common 1 vote	0.001	2,000,000,000	458,867	420,244	Investment	Colonia 810/403	03.31.12	293,052	10,243	623,942	100.00%
	Irrevoc. Contrib.			165,074	164,639		Montevideo, Uruguay
	Goodwill			(46)	(46)
	Purchase expenses			21	21

Unicity S.A. (6)	Common 1 vote	0.001	36,301,221	27,918	27,749	Investment	Bolívar 108, floor 1	03.31.12	40,963	(107)	31,563	88.62%
	Irrevoc. Contrib.			53	-		Buenos Aires

Nuevas Fronteras S.A.	Common 1 vote	0.001	57,256,512	65,789	66,767	Hotel operations	Moreno 809 floor 2 Buenos Aires	03.31.12	75,004	7,929	86,182	76.34%
	Minor Inv. value			(18,310)	(19,045)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

						Issuer’s information
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2012	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Doneldon S.A. (8)	Common 1 vote	0.001	720,000	(2)	-	Interest in other	Rincon 468, floor 7	03.31.12	111	(7)	(2)	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Sedelor S.A. (8)	Common 1 vote	0.001	460,000	(2)	-	Interest in other	Rincon 468, floor 7	03.31.12	102	(105)	(2)	100.00%
	Goodwill			25	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Alafox S.A. (8)	Common 1 vote	0.001	720,000	(2)	-	Interest in other	Rincon 468, floor 7	03.31.12	111	(8)	(2)	100.00%
	Goodwill			31	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Efanur S.A. (8)	Common 1 vote	0.001	211,541,954	47,426	-	Interest in other	Rincon 468, floor 7	03.31.12	205	(280)	47,426	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Codalis S.A. (8)	Common 1 vote	0.001	450,000	(2)	-	Interest in other	Rincon 468, floor 7	03.31.12	98	(103)	(2)	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Advances for share purchases (5)				277	259

Total non-current investments as of March 31, 2012				3,309,504
Total non-current investments as of June 30, 2011					3,031,097

(1)	Quotation price of APSA´s shares at March 31, 2012 Ps. 23,5. Quotation price of APSA´s shares at June 30, 2011 Ps. 23.5. (See Note 16.2.,18.2. and 24.3.).
(2)	Quotation price of Banco Hipotecario´s shares at March 31, 2012 Ps. 1.50. Quotation price of Banco Hipotecario´s shares at June 30, 2011 Ps. 2.36. (See Note 16.6.)
(3)
The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito & Securitización S.A. were prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.

(4)	See Note 22.A.1. to the Unaudited Consolidated Financial Statement
(5)	See Note 16.10. and Exhibit G.
(6)	See Note 16.7.
(7)	See Note 16.9.
(8)	See Note 16.12.

IRSA Inversiones y Representaciones Sociedad Anónima
Other investments
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of March 31, 2012	Value as of June 30, 2011
Others Current Investments
Mutual funds (Exhibit G)	20,224	20,056
Stock Shares, in foreign currency (Exhibit G)	19,641	2,892
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	221	77
APSA Note 2012 (Note 12.a.) (1)	6,645	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	2,856	5,861
Total current investments as of March 31, 2012	49,587	-
Total current investments as of June 30, 2011	-	42,176

Other Non-current Investments
Pilar	3,408	3,408
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639
Subtotal undeveloped parcels of land	13,098	13,098

Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	138,982	130,444
Hersha Hospitality Trust	9,139	8,169
TGLT S.A. (Note 16.8)	86	86
Other investments	316	344
Subtotal other investments	148,523	139,043
Total Other non-current Investments as of March 31, 2012	161,621	-
Total Other non-current Investments as of June 30, 2011	-	152,141

(1)	See Note 23 A.1. and 23 A.2. to the Unaudited Consolidated Financial Statements and Note 18.1 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Allowances and Reserves
For the nine-month periods beginning on July 1, 2011 and
ended March 31, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying values as of March 31, 2011	Carrying values as of June 30, 2011
Deducted from assets:
Allowance for doubtful accounts (1)	9,822	153	(172)	9,803	9,822
Allowance for impairment of fixed assets (2)	2,507	-	(7)	2,500	2,507
Total as of March 31, 2012	12,329	153	(179)	12,303
Total as of June 30, 2011	13,631	5,741	(7,043)		12,329

Deducted from liabilities:
Provision for contingencies (3)	1,082	5,588	(283)	6,387	1,082
Total as of March 31, 2012	1,082	5,588	(283)	6,387
Total as of June 30, 2011	631	488	(37)		1,082

(1)	Increases and decreases are disclosed in Exhibit H and not includes Ps. 144 corresponding to releases.
(2)	The decreases are related to amortization, disclosed in Exhibit H.
(3)	Variation is disclosed in Note 11, net.

IRSA Inversiones y Representaciones Sociedad Anónima
Cost of Sales, Leases and Services
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of March 31, 2012	Total as of March 31, 2011
I. Cost of sales
Stock as of beginning of year	73,664	91,589
Plus:
Purchases for the period	124	414
Expenses (Exhibit H)	2,229	2,989
Reversal of Cyrsa	-	(13,445)
Caballito plot of land barter (TGLT) (2)	206	-
Transfer of Museo Renault (1)	4,576	-
Transfer from undeveloped parcels of land	-	3,030
Transfer from fixed assets, net - Libertador 498 (1)	1,996	-
Transfer from fixed assets, net - Thames (1)	3,897	-
Gain from recognition of inventories at net realizable value	26,285	14,187
Cost of sale Edificio Libertador 498 (1)	-	2,100
Less:
Stock as of period-end	(67,770)	(53,967)
Cost of properties sold	45,207	46,897
II. Cost of leases and services
Expenses (Exhibit H)	21,932	21,339
Cost of leases and services	21,932	21,339
Total costs of sales, leases and services	67,139	68,236

(1)	See Note 16.1.
(2)	See Note 16.11.

IRSA Inversiones y Representaciones Sociedad Anónima
Foreign Currency Assets and Liabilities
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of March 31, 2012	Total as of June 30, 2011
Assets
Current assets
Cash and Banks
Cash on hand	US$	11	4.339	46	60
Cash on hand	Euros	1	5.785	6	18
Cash on hand	Pounds	1	6.937	7	7
Cash on hand	Real	1	2.30	2	2
Banks accounts	US$	7,162	4.339	31,075	25,507
Banks accounts	Euros	321	5.785	1,858	91
Banks accounts	Pounds	0.17	6.937	1	-
Investments
Boden 2012	US$	0.001	4.339	1	2
Boden 2013	US$	3	4.339	13	10
Mutual funds	US$	4,642	4.339	20,142	20,056
Accrued interest Convertible Notes APSA 2014	US$	652	4.379	2,856	5,861
Stock shares	Euros	2,724	5.785	15,759	2,892
Stock shares	US$	895	4.339	3,882	-
Accounts receivable, net
Trade receivables, leases receivables and services	US$	2,984	4.339	12,948	26,766
Related parties	US$	415	4.379	1,816	2,464
Other receivables
Related parties	US$	717	4.379	3,137	46,178
Others	US$	282	4.339	1,224	1,111
Total current assets				94,773	131,025
Non-current assets
Accounts receivable, net
Trade receivables, leases receivables and services	US$	101	4.339	438	1,885
Other receivables
Related parties	US$	1	4.379	4	-
Investments
Convertible Notes APSA 2014	US$	31,738	4.379	138,982	130,444
Advance for share purchases (See Note 16.10)	US$	64	4.339	277	259
Total non-current assets				139,701	132,588
Total Assets as of March 31, 2012				234,474
Total Assets as of June 30, 2011					263,613

Liabilities
Current liabilities
Trade accounts payable
Trade accounts payable	US$	440	4.379	1,927	1,056
Trade accounts payable	Euros	-	5.586	-	15
Trade accounts payable	Swiss Francs	50	4.856	243	-
Related parties	US$	268	4.379	1,173	2,475
Customer advances	US$	267	4.379	1,169	2,140
Short-term debts	Euros	-	5.586	-	133
Short-term debts	US$	13,577	4.379	59,453	82,072
Other liabilities
Related parties	US$	16,592	4.379	72,658	6,318
Guarantee deposits	US$	271	4.379	1,187	2,082
Total current liabilities				137,810	96,291
Non-current liabilities
Long-term debts	US$	337,575	4.379	1,478,242	1,247,884
Other liabilities
Related parties	US$	11,472	4.379	50,236	55,124
Guarantee deposits	US$	1,581	4.379	6,923	4,743
Total non-current liabilities				1,535,401	1,307,751
Total Liabilities as of March 31, 2012				1,673,211
Total Liabilities as of June 30, 2011					1,404,042

(1)	Official selling and buying exchange rate as of March 31, 2012 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Law 19,550, section 64, paragraph b)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

						Expenses
Items	Total as of March 31, 2012	Cost of property leased	Cost of properties sold	Expenses	Cost of recovered expenses	Administrative	Selling	Financing	Total as of March 31, 2011
Interest	167,068	-	-	(8)	8	-	-	167,068	120,602
Depreciation and amortization	18,000	15,671	-	-	-	492	-	1,837	18,037
Salaries, bonuses and social security contributions	22,472	634	66	7,832	(7,832)	19,310	2,462	-	16,000
Fees and payments for services	6,101	268	263	1,650	(1,650)	5,329	241	-	5,199
Directors fees	17,996	-	-	-	-	17,996	-	-	18,015
Bank charges	2,251	-	-	-	-	2,251	-	-	446
Gross revenue tax	3,223	-	-	29	(29)	-	3,223	-	3,664
Maintenance of buildings	6,979	4,858	1,900	8,433	(8,433)	221	-	-	6,528
Commissions and property sales charges	2,943	-	-	1	(1)	-	2,943	-	2,069
Travel expenses	400	-	-	-	-	400	-	-	709
Lease expenses	508	-	-	5,243	(5,243)	508	-	-	352
Caja de Valores and Bolsa de Comercio	496	-	-	-	-	496	-	-	238
Advertising	2,108	-	-	-	-	-	2,108	-	1,433
Traveling, transportation and stationery	326	-	-	14	(14)	287	39	-	371
Subscriptions and publications	679	-	-	110	(110)	679	-	-	464
Utilities and postage	340	237	-	5,190	(5,190)	89	14	-	140
Doubtful accounts	535	-	-	-	-	-	535	-	5,834
Recovery of doubtful accounts	(410)	-	-	-	-	-	(410)	-	(2,679)
Taxes, rates and contributions	2,738	264	-	6,195	(6,195)	2,474	-	-	10,482
Other expenses of personnel administration	788	-	-	201	(201)	788	-	-	1,024
Insurances	145	-	-	663	(663)	145	-	-	99
Training	145	-	-	1	(1)	145	-	-	78
Surveillance	2	-	-	4,961	(4,961)	2	-	-	-
Notary expenses	185	-	-	-	-	185	-	-	77
Others	3,993	-	-	610	(610)	965	178	2,850	5,778
Recovery expenses	-	-	-	(41,125)	41,125	-	-	-	-
Total as of March 31, 2012	260,011	21,932	2,229	-	-	52,762	11,333	171,755
Total as of March 31, 2011		21,339	2,989	-	-	55,406	10,643	124,583	214,960

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities
Unaudited Balance Sheet as of March 31, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
March 31, 2012

Assets
Investments	40,473	-	6,866	2,856	-	-	-	138,982	-	-	148,704	148,704	189,177	20,235	148,704	20,238
Receivables	78,232	-	57,268	759	730	1,664	479	517	746	3,422	65,585	65,585	143,817	139,548	638	3,631
Liabilities
Short and long-term debt	-	-	206,953	52,677	48,685	49,730	129,911	146,567	(1,585)	1,296,239	1,929,177	1,929,177	1,929,177	4,742	1,630,633	293,802
Other liabilities	10,581	-	114,763	1,975	13,254	1,482	2,959	2,343	37,792	15,920	190,488	190,488	201,069	79,599	84,615	36,855

June 30, 2011

Assets
Investments	23,492	-	5,861	6,722	-	6,645	-	-	130,444	-	149,672	149,672	173,164	9,374	143,734	20,056
Receivables	56,914	25,695	33,545	48,139	9,870	1,882	2,325	361	180	3,156	99,458	125,153	182,067	117,423	64,139	505
Liabilities
Short and long-term debt	-	-	468,386	747	(396)	57,189	26,001	(1,584)	(1,584)	1,215,287	1,764,046	1,764,046	1,764,046	395,876	1,368,170	-
Other liabilities	46,876	-	40,615	6,541	170	8,875	1,835	20,596	38,056	167	116,855	116,855	163,731	102,740	5,861	55,130

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)
	Concepts	03.31.2012	Current	Non-current	Up to 3 months	From 3 to 5 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 Years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Accounts receivable, net	-	-	-	30,437	17	(12)	(7)	447	1	-	-	30,883
	Other receivables	-	2,945	75,287	26,831	742	742	1,671	32	516	746	3,422	112,934
	Total	-	2,945	75,287	57,268	759	730	1,664	479	517	746	3,422	143,817
Liabilities	Trade accounts payable	-	195	-	16,115	-	-	-	-	-	-	-	16,310
	Customers advances	-	-	-	3,101	-	-	-	-	-	-	-	3,101
	Short and long-term debts	-	-	-	206,953	52,677	48,685	49,730	129,911	146,567	(1,585)	1,296,239	1,929,177
	Salaries and social security payable	-	-	-	687	1,913	531	-	-	-	-	-	3,131
	Taxes payable	-	-	-	15,622	62	63	64	1,378	103	-	-	17,292
	Other liabilities	-	3,999	-	79,238	-	12,660	1,418	1,581	2,240	37,792	15,920	154,848
	Provisions	-	6,387	-	-	-	-	-	-	-	-	-	6,387
	Total	-	10,581	-	321,716	54,652	61,939	51,212	132,870	148,910	36,207	1,312,159	2,130,246

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

		Current			Non-current			Totals
	Concepts	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Accounts receivable, net	15,671	14,764	30,435	10	438	448	15,681	15,202	30,883
	Other receivables	28,570	4,361	32,931	79,999	4	80,003	108,569	4,365	112,934
	Total	44,241	19,125	63,366	80,009	442	80,451	124,250	19,567	143,817
Liabilities	Trade accounts payable	11,798	4,512	16,310	-	-	-	11,798	4,512	16,310
	Customers advances	3,101	-	3,101	-	-	-	3,101	-	3,101
	Short and long-term debts	298,592	59,453	358,045	92,890	1,478,242	1,571,132	391,482	1,537,695	1,929,177
	Salaries and social security payable	3,131	-	3,131	-	-	-	3,131	-	3,131
	Taxes payable	15,811	-	15,811	1,481	-	1,481	17,292	-	17,292
	Other liabilities	23,470	73,845	97,315	374	57,159	57,533	23,844	131,004	154,848
	Provisions	6,387	-	6,387	-	-	-	6,387	-	6,387
	Total	362,290	137,810	500,100	94,745	1,535,401	1,630,146	457,035	1,673,211	2,130,246

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

On March 31, 2012 there are not receivable and liabilities subject to adjustment clause.

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest				Accruing interest
Concepts		Fixed rate	Variable rate	Non accruing interest	Total	Fixed rate	Variable rate	Non accruing interest	Total	Fixed rate	Variable rate
Receivables	Accounts receivable, net	-	-	30,435	30,435	-	-	448	448	-	-	30,883	30,883
	Other receivables	638	775	31,518	32,931	-	2,856	77,147	80,003	638	3,631	108,665	112,934
	Total	638	775	61,953	63,366	-	2,856	77,595	80,451	638	3,631	139,548	143,817
Liabilities	Trade accounts payable	-	-	16,310	16,310	-	-	-	-	-	-	16,310	16,310
	Customers advances	-	-	3,101	3,101	-	-	-	-	-	-	3,101	3,101
	Short and long-term debts	139,391	191,696	26,958	358,045	1,491,242	102,106	(22,216)	1,571,132	1,630,633	293,802	4,742	1,929,177
	Salaries and social security payable	-	-	3,131	3,131	-	-	-	-	-	-	3,131	3,131
	Taxes payable	532	-	15,279	15,811	396	-	1,085	1,481	928	-	16,364	17,292
	Other liabilities	70,296	-	27,019	97,315	13,391	36,855	7,287	57,533	83,687	36,855	34,306	154,848
	Provisions	-	-	6,387	6,387	-	-	-	-	-	-	6,387	6,387
	Total	210,219	191,696	98,185	500,100	1,505,029	138,961	(13,844)	1,630,146	1,715,248	330,657	84,341	2,130,246

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
5.  Related parties

a.  Interest in related parties. See Exhibit C to the Unaudited Basic Financial Statements

b.  Related parties debit/credit balances. See Note 12 to the Unaudited Basic Financial Statements.

6.  Loans to directors

See Note 12 to the Unaudited Basic Financial Statements.

7.  Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.  Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Unaudited Basic Financial Statements.

9.  Appraisal revaluation of fixed assets

None.

10.  Obsolete unused fixed assets

None.

11.  Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.  Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	79,637	212,039	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	146,496	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	155,799	All operational risk with additional coverage and minor risks
BOUCHARD 710	32,716	63,508	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	9,718	All operational risk with additional coverage and minor risks
MAIPU 1300	21,312	35,867	All operational risk with additional coverage and minor risks
SUIPACHA 652	14,084	10,145	All operational risk with additional coverage and minor risks
DIQUE IV	5,261	60,529	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,255	4,079	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,212	2,927	All operational risk with additional coverage and minor risks
MADERO 1020	179	181	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	305	172	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,387	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	822	All operational risk with additional coverage and minor risks
SARMIENTO 517	264	237	All operational risk with additional coverage and minor risks
CASONA ABRIL	9,713	2,374	All operational risk with additional coverage and minor risks
SUBTOTAL	307,622	711,280
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, May 14, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 14, 2012 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its results for the nine-month period ended on March 31, 2012.

In ARS million	IIIQ 12	IIIQ 11	YoY Var	9 M 12	9 M 11	YoY Var
Revenues	339.2	315.7	7.4%	1078.8	1013.4	6.5%
Operating Income	141.1	120.6	17.0%	507.2	421.3	20.4%
Depreciation and Amortization	44.9	39.2	14.6%	131.9	118.3	11.5%
EBITDA1	186.0	159.7	16.5%	639.1	539.5	18.5%
Income for the Period	83.6	52.6	59%	216.7	223.2	-2.9%

►
The company’s consolidated Revenues for the first nine months of fiscal year 2012 were 6% higher than in the same period of the previous fiscal year. This growth is explained by the improvement in the shopping centers and offices revenues, of around 30.5% and 15.2%, respectively, offset by a fall in the hotel business and sales and developments.

►
Operating income grew 17% during the third quarter of 2012 due to the improvement in operating margins of our shopping centers and offices business, whereas net income for the third quarter of 2012 amounted to ARS 83.6 million, 59% higher than in the same period of the previous fiscal year. For the first nine months of fiscal year 2012, a net loss of 3% was recorded as compared to the same period of the previous fiscal year mainly due to higher financial losses and lower income from subsidiaries, in particular Hersha HT, which had recorded income for ARS 40 million in the previous fiscal year as a result of the sale of shares. The income from Banco Hipotecario has been noteworthy, as it increased by 34.9% during the first nine months of fiscal year 2012 as compared to the same period of the previous fiscal year.

In ARS million	IIIQ 12	IIIQ 11	YoY Var	9 M 12	9 M 11	YoY Var
EBITDA rental segment	192.7	157.4	22.4%	606.7	478.5	26.8%
EBITDA Consumer Finance	0.0	-2.0	-100.0%	2.5	17.9	-86.1%
EBITDA Sales and Development	-6.7	4.3	-255.8%	29.9	43.2	-30.8%
Total EBITDA	186.0	159.7	16.5%	639.1	539.5	18.5%

►
EBITDA from the rental segments has shown an upward trend of around 22.4% for the third quarter of fiscal year 2012 as compared to the same period of 2011. For the first nine months of fiscal year 2012, EBITDA from the rental segment grew 26.8% as compared to the first nine months of 2011, offset by the fall observed in the Sales and Development and Consumer Finance segments. Consolidated EBITDA for the first nine months showed a year-on-year growth of 18.5%.

1 EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
• it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
• it does not reflect changes in, or cash requirements for, our working capital needs;
• it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
• it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
• it reflects the effect of non-recurring expenses, as well as investing gains and losses;
• it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
• other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

I. Shopping Centers (through our subsidiary Alto Palermo S.A.)

Shopping centers saw an outstanding growth in the third quarter of fiscal year 2012, continuing with the upward trend observed in previous periods. According to the INDEC, shopping center sales in the City of Buenos Aires and Greater Buenos Aires increased 22.7% in the third quarter of 2012 compared to the same period of 2011. This performance ran in parallel with other economic indicators that measure consumption activity. Supermarket sales increased 29.1% during the same period2, accelerating with respect to the year-on-year increase recorded during the past quarter. There has also been an improvement in access to consumer credit, which according to statistics published by the Argentine Central Bank3, increased 47% compared to the same quarter of the previous year.

Our shopping centers’ performance followed the market trend, showing a year-on-year increase in revenues of 27.7% for the third quarter of the fiscal year. In operating terms, EBITDA grew by 27.2% during the quarter and 34.4% during the nine-month period compared to the same period of 2011. This improvement reflects the cost efficiency achieved during the period.

Shopping Centers

In millions of ARS	IIIQ 12	IIIQ 11	YoY var	9M 12	9M 11	YoY var
Revenues	193.5	151.5	27.7%	629.5	482.2	30.5%
Operating Income	119.1	91.9	29.6%	399.4	285.4	39.9%
Depreciation and Amortization	34.3	28.8	19.1%	103.4	88.7	16.6%
EBITDA	153.4	120.6	27.2%	502.8	374.0	34.4%

	IIIQ 12	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11
Total Leasable Area (sqm)	307,685	308,597	307,233	299,326	299,130	299,130
Tenants’ Sales(ARS million, 12-month cumulative)	9,393	8,975	8,316	7,766	6,856	6,277
Tenants’ Sales in the same Shopping Centers ARS million, 12-month cumulative)	9,056	8,689	7,027	6,577	5,868	5,411
Occupancy	97.76%	97.70%	97.70%	97.30%	97.30%	97.60%

(1)	9 months as of March 31 of each year.

During the third quarter of fiscal year 2012, shopping center tenant sales amounted to ARS 2,087 million (a 25.1% increase as compared to the same period of the previous year). The highest growth rates have been recorded in our shopping centers in the interior of the country, in particular Córdoba Shopping and Alto Rosario, where improvements and changes of tenants have been made, thus boosting these shopping centers’ sales. As concerns the City of Buenos Aires and Greater Buenos Aires, Dot Baires Shopping and Soleil have been the main drivers of growth, in the first case because of its maturity stage and in the second one, due to the reform works in progress.

The EBITDA/Revenue margin for the first nine months of fiscal year 2012 was around 80%, showing a 3% increase as compared to the same period of the previous fiscal year. On the other hand, during the third quarter of the fiscal year it reached 79.3%, in line with the ratio recorded during the third quarter of 2011.

Total portfolio occupancy remains at high levels, near 98%. In the shopping centers of the City of Buenos Aires, the vacancy rate is almost zero, with a strong demand for rental space. In the provinces, where sales have experienced a strong growth in the last years, the occupancy rate

2 Source: INDEC
3 Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

 has increased in line with the business levels. Without considering Shopping Soleil, which is in the process of redistributing stores in order to optimize its performance, portfolio occupancy would reach almost 99%.

Shopping Center	Date of Acquisition	Gross Leasable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS)[3]
Alto Palermo	Nov-97	18,617	144	100.0%	99.4%	260,583
Abasto Shopping [4]	Jul-94	37,732	175	100.0%	99.7%	318,088
Alto Avellaneda	Nov-97	36,960	146	100.0%	95.8%	161,073
Paseo Alcorta	Jun-97	14,086	112	100.0%	100.0%	132,058
Patio Bullrich	Oct-98	11,742	83	100.0%	100.0%	131,917
Alto Noa Shopping	Mar-95	19,001	92	100.0%	98.6%	39,738
Buenos Aires Design	Nov-97	13,777	62	53.7%	96.9%	16,169
Alto Rosario Shopping [5]	Apr-11	28,646	146	100.0%	98.0%	136,859
Mendoza Plaza Shopping	Dec-94	40,673	150	100.0%	94.4%	120,316
Córdoba Shopping	Jun-06	15,193	106	100.0%	99.5%	77,341
Dot Baires Shopping	Sep-05	49,527	153	80.0%	99.5%	485,415
Soleil [6]	Oct-07	14,012	71	100.0%	92.7%	73,101
La Ribera Shopping [9]	Ago-11	7,719	49	50.0%	96.5%	12,110
Neuquén [7]	July-01	N/A	-	98.1%	N/A	22,066
Fibesa and Other [8]	-	N/A	-	100.0%	N/A	0
Total Shopping Centers		307,685	1,489		97.8%	1,986,834

[1] Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).
[6] APSA took possession of this Shopping Center on July 1, 2010.
[7] Land for the development of a Shopping Center.
[8] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[9] APSA took possession of this Shopping Center on August 15, 2011.

Shopping Center	Accumulated tenants’ sales as of March 31 (9 months) for the fiscal periods (in millions of ARS)

	2012	2012	2012
Alto Palermo	945	792	628
Abasto Shopping	1.113	885	654
Alto Avellaneda	1.054	821	614
Paseo Alcorta	482	375	299
Patio Bullrich	366	312	244
Alto Noa Shopping	365	275	201
Buenos Aires Design	169	136	103
Alto Rosario Shopping	587	426	288
Mendoza Plaza Shopping	668	523	384
Córdoba Shopping	245	170	118
Dot Baires Shopping	921	706	537
Soleil[1]	186	141	0
La Ribera Shopping [2]	88	0	0
Total	7.188	5.561	4.071

[1] APSA took possession of this Shopping Center on July 1, 2010.
[2] APSA took possession of this Shopping Center on August 15, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

Type of Business	Accumulated tenants’ sales as of March 31 (9 months) for the fiscal periods
	(in millions of ARS)
	2012	2011	2010
Anchor Store	518	402	308
Clothes and Footwear	3,493	2,659	1,938
Entertainment	250	191	131
Home	1,309	1,080	798
Restaurant	688	515	362
Miscellaneous	890	682	508
Services	40	31	25
Total	7,188	5,561	4,071

Shopping Center	Accumulated Rental Income as of March 31 (9 months) for the fiscal periods [1]
	(In millions of ARS)
	2012	2011	2010
Alto Palermo	109,287	86,230	70,881
Abasto Shopping	109,304	86,113	65,384
Alto Avellaneda	71,909	54,727	42,552
Paseo Alcorta	45,861	37,334	31,584
Patio Bullrich	39,939	32,650	27,160
Alto Noa Shopping	18,970	14,024	9,986
Buenos Aires Design	14,595	12,594	10,951
Alto Rosario Shopping	42,004	29,805	22,055
Mendoza Plaza Shopping	35,324	26,120	18,916
Córdoba Shopping	18,838	13,500	9,473
Dot Baires Shopping [6]	72,996	54,500	47,928
Soleil [2]	14,002	9,642	0
La Ribera Shopping [5]	2,761	0	0
Neuquén [3]	0	0	0
Fibesa and Other [4]	33,711	24,978	18,102
Total	629,501	482,217	374,972

[1] Corresponds to total leases consolidated as per RT21 method.
[2] APSA took possession of this Shopping Center on July 1, 2010
[3] Land for the development of a Shopping Center
[4] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others
[5] APSA took possession of this Shopping Center on August 15, 2011
[6] Excludes revenues from office space

Revenues	Accumulated as of March 31 for the fiscal periods (9 months) (in thousands of ARS)
	2012	2011	2010
Base Rent [1]	285,243	227,513	190,116
Percentage Rent [2]	153,990	109,304	64,792
Total Rent	439,233	336,817	254,908

Admission Rights [3]	63,860	52,581	46,614
Stands’ Rent	48,838	35,879	29,017
Parking	31,867	23,473	18,054
Others	45,703	33,466	26,379
Total Revenues	629,501	482,217	374,972

[1] Guaranteed minimum value [2] Corresponds to revenues based on our tenants’ gross sales
[3] Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

II. Offices and Others

During the third quarter of fiscal year 2012, the market of Class AAA offices in the City of Buenos Aires has remained stable both in terms of prices and occupancy rates. According to L.J. Ramos, lease prices of Premium buildings have remained at USD/sqm 31 in the market, whereas sales prices are in the whereabouts of USD/sqm 4,500. In turn, vacancy rates in the market do not exceed 10%.

Lease Prices and Vacancy Rates of AAA Buildings in the City of Buenos Aires

Source: J.L. Ramos

In the northern area, lease prices have also remained stable, at USD/sqm 23, whereas sales prices grew in the last quarter, reaching USD/sqm 2,700 as compared to market values of USD/sqm 2,500 in 2011. In turn, the vacancy rate is 10%, increasing slightly as compared to the 8.4% recorded in 2011.

During the 2012 period, our Premium office portfolio has been experiencing a very good performance, with rising occupancy rates and lease prices that have grown slightly in terms of USD/sqm. Having reached an occupancy rate of 100% of the Dot Building during the first quarter of this period, during the second and third quarters occupancy continued its upward trend, reaching 97% in March, 6 points above the occupancy rate recorded at the closing of 2011.

Offices and Others

In ARS million	IIIQ 12	IIIQ 11	YoY var	9M 12	9M 11	YoY var
Revenues	50.0	40.9	22.2%	141.2	122.6	15.2%
Operating Income	28.6	21.7	31.8%	78.0	60.1	29.8%
Depreciation and Amortization	7.2	6.6	9.1%	18.5	17.8	3.9%
EBITDA	35.8	28.2	27.0%	96.5	77.9	23.9%

	IIIQ 12	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11
Leasable area (sqm)	150,243	150,243	150,860	150,860	150,860	151,480
Occupancy	97%	96%	95%	90.9%	87.3%	87.6%
Monthly Revenues (ARS/Leased sqm)	105.4	102.4	92.8	100.1	101.2	98.5
Monthly Revenues (USD/Leased sqm)	23.9	23,8	22.2	24.4	25.0	24.8

►
Revenues from the Office segment increased by 22.2% in the third quarter of fiscal year 2012, whereas operating income grew by 31.8% as compared to the same quarter of the previous fiscal year. This improvement in the level of activity of offices has been mainly driven by the occupancy of some vacant floors and an improvement in rental price levels. EBITDA grew in the same line (+27.0%).

►
The portfolio’s occupancy level reached 97%, following the upward trend observed since the end of 2011. The entire portfolio’s rental prices remained close to 24 USD / sqm. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

►	The EBITDA/Revenues margin for the first nine months of fiscal year 2012 was 68.3%, above the 63.5% ratio observed in the same period of fiscal year 2011 due to higher cost efficiencies.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

Below is information on our office and other rental properties segment as of March 31, 2012.

	Date of Acquisition	Leasable Area Sqm (1)	Occupancy Rate(2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of ARS) (3)	Annual accumulated rental income over fiscal periods (in thousands of ARS) (4)			Book Value (in thousands of ARS) (5)
			Mar-12			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,328	20,074	19,112	15,718	212,039
Torre Bankboston	08/27/07	14,873	96%	100%	1,958	16,350	15,905	16,486	150,475
Bouchard 551	03/15/07	23,378	100%	100%	2,423	20,332	18,130	16,788	146,496
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,211	17,750	15,968	16,210	76,178
Bouchard 710	06/01/05	15,014	100%	100%	1,831	15,226	12,218	10,404	63,508
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,347	11,710	10,965	10,781	60,529
Maipú 1300	09/28/95	10,280	100%	100%	1,107	9,678	8,815	8,510	35,867
Costeros Dique IV	08/29/01	5,437	100%	100%	528	4,503	3,928	5,567	18,082
Libertador 498 (15)	12/20/95	2,477	100%	100%	393	3,623	4,057	3,852	9,718
Suipacha 652/64	11/22/91	11,453	90%	100%	641	5,502	5,136	1,353	10,145
Madero 1020	12/21/95	101	100%	100%	2	27	26	1,384	181
Dot Building (13)	11/28/06	11,242	100%	96%	883	5,802	1,253	-	102,700
Other Offices (6)	N/A	2,271	86%	N/A	185	1,855	838	5,351	4,488
Subtotal Offices		150,243	97%	N/A	15,837	132,432	116,351	112,404	890,406

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	92	1	3,196
Museo Renault	12/06/07	370		100%	-	-	191	267	1,816
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	96	838	2,767	757	12,512
Thames (15)	11/01/97	33,191	-	100%	-	-	-	175	-
Nobleza Piccardo (14)	05/31/11	80,028	100%	50%	1,385	5,947	-	-	69,156
Plot of Land Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-	-	1,005	N/A	109,060
Other Properties (8)	N/A	2,072	100%	N/A	15	66	6	70	6,926
Subtotal Other Properties		176,073	81%	N/A	1,496	6,851	4,061	1,270	202,666

Management fees (11)		N/A	N/A	N/A	-	1,891	2,220	3,200	N/A

TOTAL OFFICES AND OTHERS (9)		326,316	88%	N/A	17,333	141,174	122,632	116,874	1,093,072

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

Notes:
(1) Total leasable area for each property as of 03/31/12. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 03/31/12.
(3) Agreements in force as of 03/31/12 for each property were computed.
(4) Total consolidated leases, according to the RT21 method.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold), commercial stores of Abril (fully assigned) and Casona of Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold), and Alto Palermo Park.
(9) Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10) The building was occupied in May 2009
(11) Income from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. The building has recorded income as from August 2010.
(14) Through Quality Invest S.A. (15) See Note 16.1 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

III. Sales and Development

In the third quarter of fiscal year 2012, the synthetic indicator of the construction business measured by the INDEC (ISAC) grew 3.5% as compared to the same period of 2011. On the other hand, construction permits granted showed a year-on-year increase of 12% during the period, accelerating with respect to the previous quarter and reaching 1,832,284 sqm. This trend in the level of permits would show that the construction business will maintain its growth rate during the coming periods.

Construction permits

Sales and Development

in ARS M	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Revenues	49.7	71.4	-30.4%	173.9	188.7	-7.8%
Operating Income	-6.7	4.4	-252.3%	29.9	43.1	-30.6%
Depreciation & Amortizations	0.1	0.0	-247.8%	0.1	0.2	-50.0%
EBITDA	-6.7	4.3	-255.8%	29.9	43.2	-30.8%

►
During the third quarter of fiscal year 2012, sales totaled ARS 49.7 million, mainly explained by the revenue recognition of ARS 16.5 million from “Horizons” project, ARS 22.6 million from the sale of Edificios Costeros and ARS 6.6 million from the sale of plots in Rosario. As compared to the third quarter of fiscal year 2012, sales decreased by 30.4%, mainly due to the sale of the Beruti plot and other land reserves recognized during the second quarter of 2011.

►	The gain from Valuation of Inventories at Net Realizable Value recorded during the period was ARS 39.4 million, derived mainly from the following projects:
•	Museo Renault
•	Libertador 498
•	Condominios II (Rosario)
•	Horizons

Horizons Project
Horizons is a residential complex with an offering of amenities that is unique in Argentina. The project involves six high-rise buildings, featuring 15,000 sqm of landscaped green areas with automated irrigation, located in the best area of Vicente López. IRSA (through Irsa Cyrela, which holds a 50% interest in this venture) presents this new residential concept clearly focused on services, offering a new lifestyle concept.
As of March 31, 2012, the project has been fully sold and works have been completed. The remaining units are being delivered and the execution of title deeds is expected to be completed by September 2012.

Caballito Nuevo Project (IRSA’s barter)
This property, with a surface area of 8,404 sqm, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at USD 7.5 million pursuant to which IRSA sold to Koad plot number 36 of “Terrenos de Caballito” and KOAD S.A. agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, totaling approximately 28,000 saleable sqm. As a result of this transaction, Koad delivered to IRSA on barter 25% of the total square meters for sale. As of March 31, 2012, 9 apartments and 12 parking spaces, for a total value of approximately USD 1.73 million, are pending sale.

El Encuentro Project
In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay USD 4.0 million to our subsidiary Inversora Bolívar, of which USD 1.0 million were paid in cash and the balance of USD 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with all the infrastructure required. As of March 31, 2012, 32 units are available for sale for approximately USD 4.1 million.

Abril. Hudson. Greater Buenos Aires
Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. The neighborhoods have been completed, and as of March 31, 2012, 6 lots are available for sale for approximately USD 771,000.

Below is information on our Sales and Development segment as of March 31, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (in thousands of ARS)(1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of ARS) (5)	Accumulated Sales as of March 31 of Fiscal Year (in thousands of ARS) (6)			Book Value (in thousands of ARS) (7)
									2012	2011	2010
Residential Apartments
Torres Renoir	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	-	-	142	-
Caballito Nuevo (15)	11/03/97	-	614	9	100.00%	100.00%	81.18%	9,248	9,248	30,279	-	2,139
Torres de Rosario (8)	04/30//99	-	4,057	31	95.59%	100.00%	31.39%	4,729	4,729	-	-	20,108
Libertador 1703 y 1755 (Horizons) (14) (16)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	70,401	70,401	39,787	-	163,290
Other residential apartments (9)	N/A	231,677	156,081	1,643				310,084	371	-	-	84,405
Subtotal Apartments		653,893	210,783	2,178				448,402	84,749	70,066	142	269,942

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	5,651	5	100.00%	100.00%	99.50%	237,062	-	1,607	5,067	1,085
El Encuentro (17)	11/18/97	-	31,598	26	100.00%	100.00%	64.65%	11,916	8,434	11,672	-	3,259
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	-	-
Subtotal Residential Communities		135,697	113,219	250				263,006	8,434	13,279	5,067	4,344

Land Reserve
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,275
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-	-	-	-	158,750
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311	-	-	-	-
Plot of Land Rosario (8) (18)	04/30/99		31,000	-	95.59%	0.00%	100.00%	38,345	27,273	5,669	-	-
Plot of Land Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	-	-	-	-	-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	-	-	-	-	-
Plot of Land Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,320,000	-	50.00%	0.00%	0.00%	290	17	-	-	5,967
Plot of Land Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	-	-	75,373	-	-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	-	-	11,570	-	-
Thames	11/01/97		87,300		100.00%	0.00%	100.00%	20,022	20,022	-	-	-
Plot of Land Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-	-	-	-	33,367
Other Land Reserves (11)	N/A		13,603,466	1				2,213	-	1,869	-	77,423
Subtotal Land Reserves			21,808,964	2				107,181	47,312	94,481	-	399,573

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	-	-	71	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	-	-	-	-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	-	-	-	-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	-	-	34,492	-
Libertador 498	12/20/95		2,484	N/A	100.00%	100.00%	100.00%	93,558	10,600	10,662	46,608	-
Edificios Costeros	12/06/07		759	N/A	100.00%	100.00%	100.00%	22,646	22,646	-	-	-
Libertador 602	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	-	-	68,580	-
Laminar	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	-	-	-	-
Reconquista 823	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	-	-
Locales Crucero I	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	-	-
Others (12)			192	N/A	100.00%	100.00%	100.00%	2,006	-	-	-	-
Subtotal Others	N/A		-	N/A	N/A	N/A	N/A	1,129	160	250	172	-

TOTAL (13)		789,590	22,176,272	2,430				1,263,856	173,901	188,738	155,132	673,859

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

Notes:
(1) Cost of acquisition plus total investment made and/or planned for residential property and residential community projects already developed or under development (adjusted for inflation to 02/28/03, as applicable).

(2) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at March 31, 2011, adjusted for inflation as of 02/28/03
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo
Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and Pereiraola plots through IRSA.

(10) Includes sales of shares in Abril.-
(11) Includes the following land reserves: Pontevedra Plot of Land, Isla Sirgadero, San Luis Plot of Land, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and
C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza(fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(12) Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned by CYRSA S.A.
(15) 89% of the square meters were sold under title deed. The Book Value includes Net Realizable Value for $ 0 thousand, representing 0% of the total square meters.
(16) 99.4% of the sales have been recognized in the Net Realizable Value line.
(17) 70% of the square meters were sold under title deed. The Book Value includes Net Realizable Value for $ 0 thousand, representing 0% of the total square meters.
(18) The Book Value includes Net Realizable Value recorded for $ 8,102.5 thousand as offer letters, representing 33% of the total square meters.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

IV. Hotels

During the first nine months of fiscal year 2012, the hotel business in the City of Buenos Aires maintained the same level of growth as in the previous periods. However, our Llao Llao hotel has suffered the effects of the eruption of the volcano in Chile that affected the arrival of tourists to the City of Bariloche as its airport was closed down. In the third quarter of 2012, the hotel’s occupancy rate has recovered and is in the order of 33%; however, for the nine-month period it was 19.5% and room rates were also revised downwards in order to attract tourists despite the climate issues caused by the volcano.

Hotels

in ARS M	IIIQ 12	IIIQ 11	YoY var	9M 12	9M 11	YoY var
Revenues	45.0	48.9	-8.0%	130.0	154.0	-15.6%
Operating Income	0.2	4.8	-95.8%	-2.4	15.7	-115.5%
Depreciation and amortizations	3.4	3.7	-8.1%	9.9	10.8	-8.4%
EBITDA	3.5	8.5	-58.8%	7.4	26.5	-71.9%

	IIIQ 12	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11
Average Occupancy	62.4%	62.4%	76.3%	61.1%	74.2%	78.8%
Average Rate per Room (ARS/night)	703	703	714	660	776	707
Average Rate per Room (USD/night)	162	163	171	161	191	178

►	For the reasons explained above, the hotel segment recorded a decrease in revenues of 15.6% for the nine-month period. In operating terms, income fell by 115.5% and EBITDA fell 71.9%.
►	The hotels located in the City of Buenos Aires have partly offset the reduced operations of our Llao Llao Hotel, featuring occupancy rates of 80% and higher rates.

The following is information about our hotels as of March 31, 2012:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per Room (ARS) (2)	Accumulated Sales as of March 31 of Fiscal Year (in thousands of ARS)			Book Value (in thousands of ARS)
						2012	2011	2010
Intercontinental (3)	11/01/97	76.34%	309	77.1%	716	66,911	58,829	46,483	53,045
Sheraton Libertador (4)	03/01/98	80.00%	200	86.3%	620	42,923	32,388	26,563	38,653
Llao Llao (5)	06/01/97	50.00%	201	19.5%	1,190	20,186	62,799	50,054	71,653
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	62.4%	703	130,019	154,016	123,100	185,251

Notes:
1) Cumulative average for the 9-montsh period.-
2) Cumulative average for the 9-months period.-
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.-
5) Through Llao Llao Resorts S.A.-

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

V. Equity Investments

Investment in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 67 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,598 rooms. At present, IRSA’s Real Estate Business Officer, Mr. Daniel Elsztain, is member of Hersha’s Board of Trustees.

On February 10, 2012, Hersha Hospitality Trust (“HT”) gave notice of the exercise of a call option over 5.7 million shares in HT, which had been granted in August 2009 to Real Estate Investment Group (“REIG”), a vehicle controlled by IRSA, under agreements previously executed. Therefore, HT issued to REIG 2,521,561 shares, for which REIG paid no consideration. Together with the shares previously held by it (15,584,069), IRSA is now direct and indirect holder of 18,105,630 shares in HT, representing approximately 10.5% of its stock capital.

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of March 31, 2012 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the 9-month period of 2012, BHSA’s contribution to IRSA’s income amounted to ARS 76.3 million, generated by the Bank’s results.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to USD 115.0 million, following a restructuring previously reported by IRSA. The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. It has a gross leasable area of more than 57,500 square meters. As of March 31, 2012, more than 86% of the building’s area was occupied, at an average monthly rental price in excess of USD 57.3 per sqm.

Purchase of Building located at 183 Madison Ave, New York, NY

In December 2010, IRSA purchased a building located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which IRSA indirectly holds 49% through IMadison LLC (“IMadison”). The purchased property is a building intended for the lease of office space, featuring commercial stores on its lower floors also intended for lease. The building has 19 floors and a net leasable area of over 23,200 sqm. As of March 31, 2012, this building had an occupancy level above 84.21% and an average monthly rental price above USD 45 per sqm.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

VI. Financial Debt and Other Indebtedness

Consolidated financial debt as of March 31, 2012

Description	Issue Currency	Outstanding Amount1	Rate	Maturity
Short term debt	ARS	67,929,030	Variable	< 240 days
IRSA’s Series III Notes	ARS	34,974,214	Badlar+249 bps	Aug-13
IRSA’s Series IV Notes	USD	33,832,340	7.45%	Feb-14
IRSA’s Series I Notes due 2017	USD	150,000,000	8.50%	Feb-17
IRSA’s Series II Notes due 2020	USD	150,000,000	11.50%	Jul-20
Other Debt	USD	36,523,379	-	-
IRSA’s Total Debt		473,258,963
Short term debt	ARS	1,564,284	Variable	< 7 days
APSA’s Series II due 20122	ARS	5,024,631	11.00%	Jun-12
APSA’s Series I Notes due 20173	USD	120,000,000	7.88%	May-17
Other Debt	USD	16,895,736	-	-
APSA’s Total Debt4		143,484,650
Total Consolidated Debt		616,743,614

1 Principal face value in USD at an exchange rate of 4.3790 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of 03/31/12 IRSA held a face value of USD 15.1 million and APSA had repurchased a face value of USD 4.8 million
3 As of 03/31/12 APSA had repurchased USD 10.0 million.
4 APSA does not include Convertible Notes due 2014. Outstanding principal amount: USD 31,746,502.

Material Events Occurred during the Quarter and Subsequent Material Events

Series III and IV Notes for ARS 300 Million

On February 14, 2012, IRSA issued its Series III and IV simple non-convertible Notes for a principal amount of ARS 300 million:

a) Series III Notes (in Pesos), for a principal amount of ARS 153.1 million accrue interest at variable rate (Badlar plus 249 bps). Their maturity date is 18 months after their issue date. Interest is payable every three months, on May 14, 2012, August 13, 2012, November 12, 2012, February 14, 2013, May 14, 2013 and August 14, 2013, and the principal amount will be repaid in three consecutive payments on February 14, 2013, May 14, 2013 and August 14, 2013.

b) Series IV Notes (in USD), for a principal amount of USD 33.8 million (equivalent to ARS 146.8 million) accrue interest at fixed rate of 7.45% per annum. Their maturity date is 24 months after their issue date. Interest is payable every three months, on May 14, 2012, August 13, 2012, November 12, 2012, February 14, 2013, May 14, 2013, August 14, 2013, November 14, 2013 and February 14, 2014, and the principal amount will be repaid in four consecutive payments on May 14, 2013, August 14, 2013, November 14, 2013 and February 14, 2014.

Sale of Edificio Palacio Alcorta

On March 7, 2012, IRSA executed the deed of sale for several functional units in the ground floor of the building known as “Edificio Palacio Alcorta”, located at Av. Figueroa Alcorta No. 3301. The sale was made for a total agreed price of USD 5.2 million, payable as follows: a) USD 1.56 million at the time of execution of the preliminary sales agreement; and b) the balance, i.e., the sum of USD 3,64 million, was paid upon execution of the title deed.

IRSA Inversiones y Representaciones Sociedad Anónima

Investment in Supertel Hospitality Inc.

In February 2012, IRSA, through its subsidiary Real Estate Strategies, L.P. (“RES”), which holds a 66.79% interest, has completed the purchase of 3 million preferred convertible Series C shares issued by Supertel Hospitality Inc. (SHI) for a total amount of USD 30 million.

These preferred shares are entitled to a preferred dividend of 6.25% per annum, and have the same voting rights as common shares. In addition, subject to certain limitations, they may be converted to common shares at a ratio of ten shares for each preferred share over a term of 5 years. In addition, under the Agreement RES has received warrants for the purchase of 30 million additional common shares. Subject to certain limitations, the warrants may be exercised at any time over the 5-year period after the closing of the transaction (subject to mandatory exercise under certain conditions after 3 years following such closing) for a price of USD 1.20 per share.

Pursuant to the investment agreements, RES is entitled to appoint up to 4 directors out of a total number of 9 and to exercise preemptive rights over future share subscriptions.

As of to date, RES has appointed 4 directors and has voting rights for 34% of SHI. Likewise, the exercise of the rights of conversion to common shares, both as concerns the preferred shares and the warrants, is limited to the above mentioned percentage.

Call to IRSA’s General Ordinary Shareholders’ Meeting

By resolution of its Board of Directors dated April 23, 2012, the Company has decided to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on May 23, 2012 at 1:00 p.m. Among other matters, the Shareholders’ Meeting will consider the payment of a cash dividend.

Call to APSA’s General Ordinary Shareholders’ Meeting

By resolution of its Board of Directors dated April 23, 2012, APSA has decided to call a General Ordinary Shareholders’ Meeting to be held on May 23, 2012 at 12:30 p.m. The Board has decided to propose that the Shareholders’ Meeting approve the payment of a cash dividend, considering as basis for its calculation the quarterly balance sheet as of December 31, 2011.

Increase in APSA’s equity interest

On April 3, 2012, Cresud gave notice of its intention to terminate the assignment of rights described in Note 18.2. Pursuant to the agreement, the termination is effective as from April 10, 2012. Consequently, the Company has increased its equity interest in APSA to 95.57%, thus exercising almost whole control of it.

Preliminary sales agreement for units in the “Museo Renault” building

On April 24, 2012, the Company executed a preliminary agreement for the sale of three functional units in the building known as “Museo Renault”. The sale was made for the full purchase price of US$ 5.5 million. As security for the payment of the price balance, the purchaser is required to set up a first ranking mortgage for the benefit of the seller. The title deed and mortgage for the price balance will be executed on May 16, 2012.

Acquisition of shares of the Company

Through a market transaction, Cresud S.A.C.I.F. y A. has purchased 570,000 American Depositary Receipts (“ADRs”) of the Company, representing 0.985% of the total outstanding shares, for a total price of USD 4.91 million. In this way, Cresud S.A.C.I.F. y A.’s equity interest in the Company increased to 64.20%.

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

VI. Brief comment on future prospects for the next period

For the first nine months of fiscal year 2012, shopping centers have maintained their annual growth rates, with tenant turnover levels of more than 20% and almost zero vacancy rates. The shopping centers in the City of Buenos Aires that have been recently opened or remodeled, such as Dot Baires Shopping and Soleil Outlet Premium, have continued to exhibit the highest growth rates. As concerns the interior of Argentina, two noteworthy developments have been the refurbishment of the food court of our shopping center in Córdoba, that has boosted sales, and the performance of Alto Rosario shopping center in the province of Santa Fe, which has managed to position itself as top seller in the City, in a highly competitive context.

Prospects for the next quarter and the closing of fiscal year 2012 are positive, in line with the growth observed in the business during the past periods. Greater Buenos Aires and the interior of Argentina will continue to drive growth, as their market potential is still untapped, and with respect to the City of Buenos Aires, we expect to undertake expansion and remodeling works in various of our shopping centers, in line with the higher demand for space and scarce availability observed.

As concerns new investments, we are making progress in the construction works of the Espacio Urbano project, in the area of Palermo, which features an open space and luring gastronomic proposals to bolster the commercial areas. Moreover we have continued with the restyling of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina. Apart from the tenant mix change which has increased turnover levels of our tenants, we expect to make improvement works in the food court area in the short term in order to optimize the shopping center’s rental prices per sqm.

We will also continue to work as we have done until now in the improvement of services at our shopping centers, with the main goal of maintaining occupancy levels at 100%, increasing the number of visitors to our shopping centers and improving our brands’ turnover. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public.

As concerns rental Offices, during the third quarter of 2012 the market has remained solid, with lease prices and vacancy rates similar to those observed in the previous period. The indicators show very attractive lease and sales prices and vacancy rates lower than those recorded in 2011. Our offices’ behavior was similar to the market’s, with occupancy rates of 97% and rental prices growing slightly during the quarter when measured in terms of USD/sqm. Prospects for this segment are promising. As reported by J.L. Ramos, more than 160,000 sqm of A+ and A offices are currently under construction, which will become operational during the next period. In this context, we plan to launch in the near future our Catalinas Norte project on a plot of land purchased by the Company in December 2009, which will add 35,000 sqm of gross leasable area to our premium office portfolio and is set to become another landmark building, located in one of the finest spots of the City of Buenos Aires.

We are confident that real estate will continue to be the main savings alternative preferred by Argentine citizens, as it has historically proved to be a very good means of preserving dollar values and hedging against inflation. Although the Argentine mortgage market is still undeveloped, as according to Central Bank data the mortgage loan/GDP ratio is below 2%, prices in the residential and commercial segments have continued their upward trend. In this sense, our Sales and Developments segment has been favored in terms of sales rhythm and prices of the units sold.

The international segment, which represents less than 10% of the Company’s assets, has gained momentum in the last years, and the Company will continue to seek selective investments outside

 Argentina, always provided that they involve top level assets, high appreciation potential and price opportunity. Both the Lipstick Building and Madison Avenue, as well as the financial investments in the REITS, Hersha Hospitality Trust and recently, Supertel Hospitality Inc have been opportunistic investments made at attractive prices or with capital structures with potential for improvement.

The Company will continue to work strongly in the consolidation of the best real estate portfolio in Argentina. Its experience of more than 15 years in the market in acquiring, developing and operating first-rate buildings, along with its sound business, strong cash generation and low indebtedness level allow us to envisage a promising future for IRSA, which will strive to take advantage of every opportunity that may arise in the capital markets.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Current assets	1,023,546	1,147,836	1,045,316	675,042	1,041,977
Non- current assets	5,550,124	4,975,841	4,418,819	3,844,015	3,156,877
Total	6,573,670	6,123,677	5,464,135	4,519,057	4,198,854
Current liabilities	1,124,239	1,276,166	1,165,838	804,293	562,859
Non-current liabilities	2,551,228	2,013,237	1,404,499	1,433,682	1,271,017
Subtotal	3,675,467	3,289,403	2,570,337	2,237,975	1,833,876
Minority interest	376,028	315,921	529,190	448,114	472,796
Shareholders´ equity	2,522,175	2,518,353	2,364,608	1,832,968	1,892,182
Total	6,573,670	6,123,677	5,464,135	4,519,057	4,198,854

3.	Consolidated result structure as compared with the same period for the four previous years.

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Operating income	507,227	421,283	393,135	139,216	223,662
Amortization of negative goodwill, net	14,267	856	1,239	1,513	1,126
Financial results, net	(286,798)	(185,219)	(69,019)	(207,328)	(74,048)
Gain (Loss) in equity investments	98,809	123,156	146,103	(62,859)	(16,523)
Other expenses, net	(12,281)	(8,583)	(10,966)	(7,965)	(3,579)
Net gain (loss) before taxes	321,224	351,493	460,492	(137,423)	130,638
Income tax / MPIT	(90,838)	(72,990)	(111,915)	1,875	(76,837)
Minority interest	(13,677)	(55,342)	(48,844)	29,371	(30,922)
Net income (loss) for the period	216,709	223,161	299,733	(106,177)	22,879

IRSA Inversiones y Representaciones Sociedad Anónima
Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of:
	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Apartments & Loft Buildings
Torre Renoir	-	-	142	48,768	-
Torre Renoir II	-	-	-	-	56,591
Edificios Cruceros	-	-	-	-	1,262
Minetti D	-	-	-	-	47
Barrio Chico	371	-	-	2,042	2,359
Torres de Rosario	4,729	-	-	-	-
Credit in kind Caballito Plot of land		30,333	-	-	-
Caballito Nuevo	9,248	-	-	-	-
Torres de Abasto	-	-	-	319	295
Torres Jardín	-	44	-	513	502
Horizons	70,401	39,787	-	-	-
Others	-	-	-	452	-

Residential Communities
Abril	-	1,607	5,067	6,136	1,756
El Encuentro	8,434	11,667	-	-	-
Villa Celina I, II and III	-	-	-	76	-

Undeveloped parcel of lands
Canteras Natal Crespo	17	54	-	-	52
Rosario plot of land	27,273	5,669	-	7,644	3,428
Dique III	-	-	-	-	-
Thames	20,022	-	-	-	-
C. Gardel 3134	-	934	-	-	-
C. Gardel 3128	-	887	-	-	-
Beruti plot of land	-	75,373	-	-	-
Torre Jardin IV	-	11,480	-	-	-
Agüero 596	-	-	-	1,046	-
Others	-	148	-	-	-

Others
Museo Renault	22,646	-	-	-	-
Edificios Costeros	-	-	68,580	-	-
Bouchard 551	-	-	-	-	108,423
Dock del Plata	-	-	34,492	15,312	-
Libertador 498	10,600	10,504	46,608	36,350	-
Torre Bank Boston	-	-	-	6,850	-
Madero 940	-	-	-	6,137	-
Locales Crucero I	-	-	-	2,006	-
Madero 1020	-	-	71	271	476
Others	160	250	172	3,178	-
	173,901	188,737	155,132	137,100	175,191

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	03.31.12		03.31.11		03.31.10		03.31.09		03.31.08
Liquidity ratio
Current assets	1,023,546	=0.92	1,147,836	=0.90	1,045,316	=0.90	675,042	=0.84	1,041,977	=1.85
Current liabilities	1,124,239		1,276,166		1,165,838		804,293		562,859

Indebtedness ratio
Total liabilities	3,675,467	=1.46	3,289,403	=1.31	2,570,337	=1.09	2,237,975	=1.22	1,833,876	=0.97
Shareholders´ equity	2,522,175		2,518,353		2,364,608		1,832,968		1,892,182

Solvency
Shareholders´ equity	2,522,175	=0.69	2,518,353	=0.77	2,364,608	=0.92	1,832,968	=0.82	1,892,182	=1.03
Total liabilities	3,675,467		3,289,403		2,570,337		2,237,975		1,833,876

Immobilized Capital
Non- current assets	5,550,124	=0.84	4,975,841	=0.81	4,418,819	=0.81	3,844,015	=0.85	3,156,877	=0.75
Total assets	6,573,670		6,123,677		5,464,135		4,519,057		4,198,854

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, the initial diagnostic process of the difference in standards was finished and the Company is assessing the necessary changes in processes and systems to adequate them to the new requirements as well as the different possible alternatives referred to the measurement and disclosure of certain financial statements items.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms

7.	Brief comment on the outlook for the coming period.

See Note 1. VI of Business Overview

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 – 1st floor
Autonomous City of Buenos Aires

1.
We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2012, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2012 and 2011 and the supplementary notes 1 to 24 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2012, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2012 and 2011, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the year ended June 30, 2011 on which we issued our unqualified report on September 8,  2011, we report that:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2012 and 2011 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)
the comparative information at June 30, 2011 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´s financial statements at that date.

4.	In accordance with current regulations we report that:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)
we have read the business highlights, except for the chapter entitled “Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2012, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to Ps. 226,5 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 14, 2012.

PRICE WATERHOUSE & Co. S.R.L. By (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. By (Partner)
Norberto Fabián Montero	Marcelo Héctor Fuxman

IRSA Inversiones y Representaciones Sociedad Anónima

Earnings Release as of March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for Relationships with the Markets
Dated: June 22, 2012